PROSPECTUS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-115818

$125,000,000
ATLANTIC COAST AIRLINES HOLDINGS, INC.
6% Convertible Notes due 2034
and
Shares of Common Stock Issuable Upon Conversion

     Atlantic Coast Airlines Holdings, Inc. issued and sold $125 million aggregate principal amount of its 6% Convertible Notes due 2034 in private placement transactions on February 19, 2004. This prospectus may be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from this offering. This prospectus and the documents incorporated by reference herein provide a description of the notes and the Atlantic Coast Airlines Holdings, Inc. common stock issuable upon conversion of the notes that the selling securityholders may offer from time to time.

     The notes will mature on February 15, 2034, unless earlier converted, redeemed or repurchased. We will pay interest on the notes on February 15 and August 15 of each year. The first interest payment will be made on August 15, 2004. The notes are our senior unsecured debt and will rank on a parity with all of our other existing and future senior unsecured debt and prior to all subordinated debt.

     The notes are convertible into shares of our common stock at any time before the close of business on the date of their maturity, unless the notes have previously been redeemed or repurchased, if (1) the price of our common stock issuable upon conversion of a note reaches a specified threshold, (2) the notes are called for redemption, (3) specified corporate transactions occur or (4) the trading price of the notes falls below certain thresholds.

     Holders may convert the notes into shares of our common stock at a conversion rate of 90.2690 shares per $1,000 principal amount of notes, subject to adjustment, before the close of business on February 15, 2034 only under the following circumstances: (1) during any fiscal quarter commencing after March 31, 2004, and only during that quarter, if the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) subject to certain exceptions, during the five business day period after any five consecutive trading day period in which the trading price per note for each day of that period was less than 98% of the product of the closing sale price of the stock and the conversion rate; provided, however, holders may not convert their notes after February 15, 2029 if on any trading day during that period the closing sale price of shares of our common stock was between 100% and 120% of the then current conversion price of the notes; (3) if the notes have been called for redemption; or (4) upon the occurrence of certain corporate transactions.

     Beginning February 20, 2007, we may redeem any of the notes at the redemption prices as specified herein, plus accrued and unpaid interest. Holders may require us to repurchase the notes at a repurchase price equal to 100% of their principal amount plus accrued and unpaid interest on February 15 of 2009, 2014, 2019, 2024 and 2029 or at any time prior to their maturity following a designated event, as defined herein.

     The notes initially were sold to qualified institutional buyers and are eligible for trading in the PORTALSM Market of the National Association of Securities Dealers, Inc. However, notes sold by means of this prospectus are not eligible for trading in the PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or automated quotation system. Our common stock is quoted on the NASDAQ National Market under the symbol “ACAI.” On July 1, 2004, the reported last bid price of our common stock on the NASDAQ National Market was $5.61 per share.

     Investing in the notes and our common stock involves risks. See “Risk Factors” beginning on page 8.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 2, 2004

     As used in this prospectus, “the Company,” “we,” “our” or “us” refer to Atlantic Coast Airlines Holdings, Inc. and, after the effective date of the Company’s corporate name change, FLYi, Inc., except where the context otherwise requires or as otherwise indicated.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated or deemed to be incorporated by reference herein contain statements concerning our future results and performance and other matters that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of such terms or other comparable terminology. These forward-looking statements are based on management’s expectations given the facts as currently known by management on the date of this prospectus. Actual results may differ materially.

     The statements in this prospectus are made as of the date of this prospectus, and we undertake no obligation to update any of the forward-looking information included in this prospectus, whether as a result of new information, future events, changes in expectations or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 to register these shares with the Securities and Exchange Commission. This prospectus is part of that registration statement. As allowed by the rules of the Securities and Exchange Commission, this prospectus does not contain all the information that you can find in the registration statement or the exhibits to the registration statement. A copy of the registration statement can be obtained at the address set forth below. You should read the registration statement for further information about us and these securities.

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

     Our common stock is quoted on the NASDAQ National Market under the symbol “ACAI.” Our Securities and Exchange Commission filings are available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings after the date of this prospectus, until this offering is complete or otherwise terminated. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2003.

•	Our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2004.

•	Our definitive proxy statement filed with the Securities and Exchange Commission on April 27, 2004, for our Annual Meeting of Shareholders held on May 26, 2004.

•	Our current reports on Form 8-K, furnished to the Securities and Exchange Commission on April 6, 2004, April 7, 2004 and May 19, 2004.

•	The description of our common stock set forth in our registration statement filed with the Securities and Exchange Commission on Form S-1, effective July 20, 1993.

     Except with respect to the Forms 8-K specifically identified above, nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC. You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Atlantic Coast Airlines Holdings, Inc.
45200 Business Court
Dulles, VA 20166
(703) 650-6000

     You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus or any prospectus supplement is accurate as of any date other than the dates on the front of those documents.

PROSPECTUS SUMMARY

     The following summary provides an overview of selected information about Atlantic Coast Airlines Holdings, Inc. and the offering and may not contain all of the information that is important to you. This summary is qualified in its entirety by the more detailed information, including the financial data and related notes, included or incorporated by reference in this prospectus. You should carefully consider all such information, including the information under the caption “Risk Factors,” before making an investment decision.

About This Prospectus

     This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration or continuous offering process. Under this prospectus, as supplemented from time to time by a prospectus supplement, the selling securityholders from time to time may sell the securities described in this prospectus in one or more offerings. This prospectus, as supplemented by any prospectus supplement, provides you with a general description of the securities the selling securityholders may offer. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus and, if applicable, a prospectus supplement containing specific information about the selling securityholder and the terms of the offering. That prospectus supplement may include a discussion of any risk factors or other special considerations applicable to the offering. Any prospectus supplement also may add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

The Company

     The Company’s subsidiary, Atlantic Coast Airlines (“ACA”), currently operates under code-share agreements as a United Express carrier with United Airlines, Inc. (“United”) and as a Delta Connection carrier with Delta Air Lines, Inc. (“Delta”), and as of June 16, 2004 as an independent low-fare airline doing business as Independence Air. The Company has operated as a regional airline since 1992. As of June 20, 2004, the Company operated a fleet of 31 50-seat Canadair Regional Jets (“CRJs”) in its Independence Air operation, 56 CRJs and 5 British Aerospace Jetstream-41 (“J-41s”) turboprop aircraft in its United Express operations, and 33 Fairchild Dornier 328 regional jets (“328JETs”), which are operated in its Delta Connection program.

     The Company derived approximately 83% of its first quarter 2004 passenger revenue and 83% of its full year 2003 passenger revenue from its United Express operations and approximately 17% of first quarter 2004 passenger revenue and 17% of full year 2003 passenger revenue from Delta. Until December 2000, ACA operated as a United Express carrier pursuant to an agreement that made the Company responsible for, among other things, route planning, scheduling, pricing, revenue management, revenue accounting and certain marketing functions, including advertising and local promotions. In 2000, the Company and United amended the arrangement to provide that the Company would be compensated on a fee-per-departure basis, and that United would be responsible for most of these functions. In addition, the Company entered into a fee-per-block hour code share agreement with Delta in 1999.

     On July 28, 2003, the Company announced that it anticipated that its longstanding relationship with United Airlines would end as a part of United’s reorganization in bankruptcy, and that the Company intended to utilize its assets to operate as an independent low-fare airline. On June 16, 2004, the airline began operations as “Independence Air” from the Company’s hub at Washington Dulles International Airport (“Washington Dulles”). Independence Air offers scheduled service to the traveling public using a relatively new, all-jet fleet of regional jet aircraft and beginning during the fourth quarter of 2004, new Airbus single aisle jet aircraft, a low and simple fare structure and the convenience of frequent flights. The Company’s branding and marketing campaign targets technology-savvy travelers and emphasizes low fares, frequent flights and a faster and easier travel experience.

     On April 5, 2004, the Company announced it had reached an agreement with United providing for a transition schedule and exit plan for all its United Express aircraft as a result of United’s decision to reject its code share agreement with ACA. The transition began on June 4, 2004 and will continue through August 4, 2004. The agreement was approved by the bankruptcy court overseeing United’s bankruptcy on April 16, 2004.

     Under the transition agreement, the last date of service for the ACA aircraft in the United Express schedule is as follows:

Date	CRJs to Exit United Express	J-41s to Exit
June 3	30	17
July 6	30	—
August 4	26	5

     As each of the Company’s 50-passenger CRJs exits the United Express program, it undergoes a complete interior upgrade—including the installation of new leather slimline seating—as well as a complete exterior conversion to the new Independence Air logo and colors. The 22 J-41 turboprop aircraft that were utilized in United Express service are being early retired as they exit the United Express program, since Independence Air will operate an all-jet fleet. The Company will incur a charge for the discounted future rent expense net of any estimated remarketing revenue for each J-41 aircraft as it is retired, which the Company currently estimates to be an aggregate charge of up to approximately $45 million (pre-tax). The Company may also be responsible for pilot training costs associated with cancellation of flying under the United Express program and may incur other costs or charges arising from United’s rejection of the code-share agreement.

     On April 6, 2004, the Company announced it had received formal notification from Delta that Delta will end its fee-per-block hour agreement (the “Delta Agreement”) with the Company by invoking its right under that agreement to terminate without cause upon 180 days notice. ACA currently operates a fleet of 33 Fairchild Dornier 328JET aircraft from Delta’s hubs in Cincinnati and Boston. In order to prepare for the transition of ACA out of the Delta program, Delta also announced that effective July 2004, it will consolidate the entire ACA/Delta Connection operation in Cincinnati by moving the 10 328JET aircraft currently flown by ACA at Delta’s Boston hub to Cincinnati, as well as discontinuing ACA flights from New York.

     Under the terms of the Delta Agreement, the Company now has the right to require Delta to assume the leases on up to 30 of the 33 328JETs used in the Delta program. The Company intends to use some of the time during the notice period to review and evaluate its options for the 328JETs before finalizing any decisions on whether to and to what extent to exercise this right. If the Company ultimately elects to require Delta to assume some or all of the leases for the 30 aircraft, the Company anticipates that it would assign the leases related to and transfer operation of the 328JET aircraft to Delta or another company selected by Delta pursuant to a transition plan that would be negotiated with Delta. The Company anticipates that under any such transition agreement, Delta will seek to have the Company transition all 30 aircraft no later than the time the Company’s first Airbus A319 enters service. Unless the Company is able to reach agreement with Delta on an extended transition, the Company expects that it will have to furlough flight crews and other personnel dedicated to the 328JET fleet until additional Airbus single aisle aircraft are delivered. Even if the Company exercises its right to require Delta to assume the leases on the 328JETs, the Company may not be able to extinguish its obligation under the leases for these aircraft if Delta or Delta’s assignee fails to meet certain financial conditions under the aircraft leases at the time Delta becomes obligated to assume the leases. The Company anticipates that Delta will not be able to meet those conditions. If Delta files for bankruptcy, it could seek to reject its obligation to assume the leases under the Delta Agreement or, depending on the timing of any such filing, to reject its obligation under any aircraft leases assigned or sub-assigned to it. The Company will also be responsible for the remarketing of the two leased and one owned 328JET aircraft that it does not have a right to require Delta to assume, as well as the spare parts inventory, tooling and ground equipment unique to the 328JET. The Company expects to record an impairment charge of at least $3 million in connection with the aircraft and assets used in the Delta operations, and may incur additional one-time costs in connection with the termination of the Delta relationship.

     In April 2004, the Company also announced that it had finalized its purchase agreement with Airbus for the previously announced acquisition of 15 single aisle aircraft and that it had agreed to lease an additional two Airbus 319 aircraft, bringing the total number of Airbus single aisle aircraft to be delivered to 27.

     On May 19, 2004, the Company announced to the public additional details of its Independence Air launch plan, including:

•	The destinations Independence Air will serve starting this summer;

•	The low-fare pricing;

•	The schedule of departures to/from each destination;

•	The opening of its FLYi.com reservations website for customer bookings; and

•	The exact start dates of service to Independence Air destinations.

     The Company began operation of Independence Air on June 16, 2004. The inaugural Independence Air flights operated to five destinations from the Washington Dulles hub with more cities to be added throughout June, July, August and September as the CRJ aircraft complete their interior and exterior conversion to the Independence Air standard. Once the United transition is complete, the Company expects it will offer approximately 300 daily CRJ departures at Washington Dulles, making it the largest low-fare hub operation by a single carrier in the U.S. on the basis of daily departures. The Company intends to operate its Airbus single aisle aircraft in larger, long and short-haul markets in which the Company will seek to take advantage of the low cost per seat mile of these aircraft, and will operate its regional jet aircraft in short-haul markets with additional frequencies that will take advantage of the lower per-trip cost of this aircraft relative to larger aircraft.

     The Company possesses all of the DOT and FAA authority necessary to conduct its current operations. In order to operate as an independent carrier, the Company was required to receive a determination from the DOT that it continues to be fit to conduct such independent flight operations and to do so with larger aircraft than those it has operated in the past. By letter dated May 26, 2004, the DOT advised the Company that it found no reason to question the fitness of the Company to conduct independent operations and to do so with larger aircraft under its current certificate authority. When the Company takes delivery of its Airbus aircraft it will require the approval of the FAA to operate and maintain such aircraft. FAA approval would be based on a determination that the Company has adequate training, maintenance and operating procedures necessary to conduct larger aircraft operations. The Company believes it will be able to obtain all necessary FAA determinations and approvals in connection with the conduct of its operation of larger aircraft consistent with the plan for their introduction in the fleet.

     The FAA has been reviewing certain Company maintenance program time tracking and related maintenance practices. The FAA has asserted that the Company failed to maintain certain aircraft according to FAA-approved maintenance procedures, failed to have a properly functioning aircraft inspection program, and failed to keep appropriate maintenance records, and that as a result the Company operated certain aircraft when they were not in compliance with Federal Aviation Regulations. The FAA has proposed to resolve this matter through the imposition of a civil penalty in the amount of $1.5 million. In an FAA press release announcing the proposed penalty, the FAA noted that the airline took immediate remedial action to comply with maintenance, inspection and record-keeping requirements of the FAA. The Company has exercised its right to request the FAA to use its standard informal settlement procedures in an effort to resolve the issues raised by the agency in this case. In connection with the FAA’s earlier review of the Company’s maintenance procedures, the FAA previously informed the Company that it needed to satisfy FAA concerns prior to adding additional aircraft to its operations. The Company has implemented a new maintenance tracking system and has responded to the issues raised by the FAA to the extent that the FAA permitted the Company to add two new CRJ aircraft to its operations effective October 28, 2003. The Company continues to work closely with the FAA and believes that it will be able to continue to assure the FAA that its maintenance tracking and related practices meet and exceed FAA requirements, without any interruption in its business plans.

Corporate Information

     Atlantic Coast Airlines, a California corporation, was incorporated in California in 1989. Atlantic Coast Airlines Holdings, Inc. was incorporated in Delaware in 1991. The Company’s principal executive offices are located at 45200 Business Court, Dulles, VA 20166 and its telephone number at this location is (703) 650-6000. The Company’s website is available at www.atlanticcoast.com, with additional material related to Independence Air at www.flyi.com.

     At the Company’s annual meeting of stockholders held May 26, 2004, stockholders approved the proposal to change the name of the Company from Atlantic Coast Airlines Holdings, Inc. to FLYi, Inc. This change is expected to occur in August 2004, at which time the Company’s NASDAQ stock symbol will also change from ACAI to FLYI. In addition, at or about the same time the Company expects to change the name of its subsidiary, ACA, to Independence Air, Inc.

THE NOTES

Securities Offered	$125,000,000 principal amount of 6% Convertible Notes due 2034.

Maturity Date	February 15, 2034.

Interest	6% per annum on the principal amount, payable semi-annually in arrears in cash on February 15 and August 15 of each year, beginning August 15, 2004.

Conversion	You may convert the notes into shares of our common stock, par value $0.02, which we refer to as our common stock, at a conversion rate of 90.2690 shares per $1,000 principal amount of notes (a conversion price of approximately $11.08), subject to adjustment, prior to the close of business on the final maturity date under any of the following circumstances:

•	during any fiscal quarter commencing after March 31, 2004, and only during such fiscal quarter, if the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; or

•	during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price per note for each day of such measurement period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes; provided, however, you may not convert your notes (in reliance on this subsection) after February 15, 2029 if on any trading day during such measurement period the closing sale price of shares of our common stock was between 100% and 120% of the then current conversion price of the notes; or

•	if the notes have been called for redemption; or

•	upon the occurrence of specified corporate events described under “Description of Notes.”

In lieu of delivering shares of our common stock upon conversion of all or any portion of our notes, we may elect to pay holders surrendering notes cash for the notes surrendered. If we elect to pay holders cash for their notes, the payment will be based on the average sale price of our common stock for the five consecutive trading days immediately following either:

•	the date of our notice of our election to deliver cash, which we must give within two business days after receiving a conversion notice, unless we have earlier given notice of redemption as described in this prospectus; or

•	the conversion date, if we have given notice of redemption specifying that we intend to deliver cash upon conversion thereafter.

Redemption	We may redeem the notes either in whole or in part beginning February 20, 2007 at the redemption prices specified herein, plus accrued and unpaid interest and liquidated damages, if any, by giving you at least 30 days’ notice.

Designated Event	If a designated event (as described under “Description of Notes—Repurchase at Option of the Holder Upon a Designated Event”) occurs prior to maturity, you may require us to purchase all or part of your notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, up to, but excluding the date of repurchase.

Repurchase at the Option of the Holder	You may require us to repurchase the notes on February 15 of 2009, 2014, 2019, 2024 and 2029 at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any. See “Description of Notes—Repurchase of Notes at the Option of the Holder.”

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the common stock into which the notes may be converted. See “Use of Proceeds.”

Trading of Notes	The notes issued in the private placement are eligible for trading on the PORTALSM Market of the National Association of Securities Dealers, Inc. However, notes sold pursuant to this prospectus will no longer be eligible for trading on the Portal Market. We do not intend to list the notes on any national exchange, and we cannot assure you that any active or liquid market will develop for the notes.

NASDAQ National Market Symbol for our Common Stock	ACAI.

RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

     Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risk Factors Affecting the Company’s Code-Share Operations

Substantially all of our revenue has been derived under contracts with marketing partners

     Prior to the launch of Independence Air, our flights operated exclusively under the United Express or Delta Connection brands. Those operations relied on United and Delta to provide numerous services such as reservations, ticketing, route planning, marketing, revenue management, revenue accounting, and, at certain stations, customer service and ground handling. Our revenue and operations have been reliant on the ability of these partners to manage their operations and cash flow. We have reached an agreement with United providing for a transition schedule and exit plan for all of our aircraft from the United Express operations as a result of United’s decision to reject its code share agreement with us, and we received formal notification from Delta that it will end its fee-per-block-hour code share agreement with us by invoking its right under that agreement to terminate without cause upon 180 days notice. In addition to charges arising from early retirement of our J-41 aircraft, we may also incur other costs or charges arising from United’s rejection of the United Express code-share agreement and Delta’s termination of the Delta Agreement. We intend to utilize the CRJs from our United Express operations and other assets to operate as Independence Air, an independent low-fare airline. Inaugural service on Independence Air commenced on June 16, 2004. There can be no assurance that we will be able to generate the revenues or profits that we have derived under our code share agreements with United and Delta when we operate as an independent low-fare airline.

We have costs and possible exposure arising from the Fairchild Dornier 328 regional jet (“328JET”) and termination of our Delta Connection operations

     In April 2002, Fairchild Dornier GmbH (“Fairchild”), the manufacturer of the 32-seat 328JET, was placed under the supervision of a court-appointed interim trustee and in July 2002 Fairchild opened formal insolvency proceedings in Germany. Our costs to operate our current fleet of 33 328JETs increased in 2003 and may continue to increase in the future due to the expense of obtaining product support from third parties and due to the limited availability and increasing cost of spare parts. As a result of Fairchild’s bankruptcy and its failure to satisfy its obligations to us under the 328JET purchase agreement, we may continue to experience higher than expected or unexpected costs in our operations or may encounter consequences or risks for which we are not able to anticipate or plan. In addition, the Pratt & Whitney (“P&W”) PW306B engine that powers our fleet of 328JET aircraft has had unscheduled maintenance events to repair turbine blades that require the engine to be removed and sent to P&W for repairs. Because of the shortage of spare engines, we have had to temporarily ground several of our 328JET aircraft, resulting in their not being available under the Delta Connection program. While the cost of the engine repairs is covered under our maintenance agreement with P&W, a continued reduction in the number of planes we can operate under the Delta Connection program could impact our revenue and earnings, result in other incidental expenses or otherwise adversely affect our Delta Connection operation.

     Under the terms of the Delta Agreement, we have the right to require Delta to assume the leases on up to 30 of the 33 328JETs used in the Delta program. We intend to use some of the time during the notice period to review and evaluate our options for the 328JETs before finalizing any decisions on whether to and to what extent to exercise this right. Should we keep some or all of the 328JETs, there can be no assurance that we will be able to redeploy these aircraft in a profitable manner. In addition, even if we require Delta to assume the leases on the 328JET aircraft, we may not be able to extinguish our obligations under the leases for these aircraft if Delta or its assignee fails to meet certain financial conditions under the aircraft leases at the time Delta becomes obligated to assume the leases. We anticipate that Delta will not be able to meet those conditions. If Delta files for bankruptcy, it could seek to reject its obligation to assume the leases under the Delta Agreement or, depending on the timing of any such filing, to reject its obligation under any aircraft leases assigned or sub-assigned to it. We will also be responsible for the remarketing of the two leased and one owned 328JET aircraft that it does not have a right to require Delta to assume, as well as the spare parts inventory, tooling and ground equipment unique to the 328JET. We expect to record an impairment charge of at least $3 million in connection with the aircraft and assets used in the Delta operations, and may incur additional one-time costs in connection with the termination of the Delta relationship.

We likely will incur cash charges as we retire the J-41 aircraft from our fleet

     We are in the process of retiring all J-41 type aircraft from our fleet, with 17 of the remaining J-41s early retired during the second quarter 2004 and the last five remaining J-41s scheduled to be retired in the third quarter 2004. As we remove these aircraft from service, we will be required to continue to make payments under the lease agreements for the aircraft unless we are able to sublease the aircraft. Even if we are able to sublease the J-41s, it is likely that the sublease income will be lower than our lease payments, because turboprop aircraft such as the J-41s are generally not in demand. Under accounting rules, we will estimate and record an early retirement charge for the present value of the estimated net cost of each aircraft at the time each aircraft is retired, which we currently estimate to be an aggregate charge of up to approximately $45 million (pre-tax). If and to the extent that we are unable to find suitable sublease arrangements for these aircraft that will cover our lease payments, we will incur actual cash expenditures over the remaining lease terms after the time when we retire the J-41 aircraft in our fleet.

Risk Factors Affecting the Company Relating to Independence Air

The timing and nature of our commencement of operations as Independence Air will be affected by United and other factors that are beyond our control

     In April 2004, we reached an agreement with United Airlines providing for United to reject in bankruptcy its United Express agreement and for an orderly transition and exit plan for our United Express operations. The transition began on June 4, 2004 and is scheduled to continue through August 4, 2004. Our fleet of CRJs and J-41s will exit the United Express Program in stages over the two month transition. The agreement was approved by the bankruptcy court overseeing United’s bankruptcy on April 16, 2004. In April 2004, we also received formal notification from Delta that it will end its fee-per-departure agreement with us by invoking its right under the Delta Agreement to terminate without cause upon 180 days notice. While we expect to discontinue service for United in August 2004 and for Delta during the fourth quarter of 2004, there is no guarantee that such service will discontinue in an orderly fashion. Moreover, our transition to Independence Air may be impacted by any changes to the schedule for terminating service for United and Delta.

Because we have no operating history as a low-fare carrier, it is difficult to evaluate our ability to succeed in this business

     Although we have operated as an airline since 1992, our past results offer no meaningful guidance with respect to our future performance because prior to June 16, 2004 we have not operated as an independent carrier. In addition, we have not had responsibility for route planning, scheduling, pricing, marketing, advertising, sales, revenue management or revenue accounting functions since December 2000, and for the first time we are operating our own distribution, reservations and ticketing functions. Also, while previous operations have been under the United and Delta brands, Independence Air is a new brand for us, and has limited market recognition. As a result, because we have only recently begun to operate as an independent, low-fare carrier, it is difficult to evaluate our future prospects. Our future performance will depend on a number of factors, including our ability to:

•	establish a brand and product that will be attractive to our target customers;

•	implement our business strategy with larger aircraft than we have previously operated;

•	choose new markets successfully;

•	secure favorable terms with airports, suppliers and other contractors;

•	maintain adequate control over our expenses;

•	monitor and manage major operational and financial risks;

•	obtain and maintain necessary regulatory approvals, including airport “slots” where necessary;

•	attract, retain and motivate qualified personnel;

•	finance the necessary capital investments;

•	maintain the safety and security of our operations; and

•	react to responses from our competitors, including both legacy and low-fare airlines.

     There can be no assurances that we will successfully address any of these factors, and our failure to do so could harm our business.

Our transition to Independence Air requires significant new infrastructures

     Our business strategy involves successfully establishing Washington Dulles International Airport as the hub for a new low-fare airline, increasing the frequency of flights to markets we currently serve to and from Washington Dulles, expanding our operation into certain markets not currently served, and increasing flight connection opportunities. We must establish and maintain significant new infrastructures that are necessary to operate as an independent airline, including scheduling, market planning and marketing, advertising, ground operations and information systems. Achieving our business strategy is critical in order for our business to create passenger connecting opportunities for markets to be served with our existing fleet of CRJs and with the Airbus single aisle aircraft we will be acquiring, and to achieve economies of scale, both of which are critical to profitable operations. Increasing the number of markets we serve depends on our ability to successfully introduce the Airbus aircraft into our fleet, and to secure suitable slots, gates, ticket counter positions and other facilities at airports located in our targeted geographic markets. In some of our markets we must establish and maintain ground operations and in some markets we compete with United and others for facilities and employees. Opening new markets requires us to commit a substantial amount of resources, even before the new services commence. Expansion will also require additional skilled personnel and equipment. The transition from United requires us to retain employees and facilities during the transition period. An inability to hire and retain skilled personnel or to secure the required equipment and facilities efficiently and cost-effectively or to successfully develop and implement other necessary systems may affect our ability to achieve our business strategy. In addition, implementation of Independence Air may also increase the demands on management and our operating systems and internal controls beyond levels we currently anticipate. Such expansion may strain our existing management resources and operational, financial and management information systems to the point that they may no longer be adequate to support our operations, requiring us to make larger expenditures in these areas than we currently anticipate. There can be no assurance that we will be able to develop these controls, systems or procedures on a timely or cost-effective basis, and the failure to do so could harm our business.

Failure to successfully implement our strategy for Independence Air could harm our business

     Our business strategy for Independence Air involves, among others, increasing the frequency of flights to the markets we serve, reducing unit costs and lowering fares to stimulate demand. By offering fares that are up to 70% lower than walk-up fares charged in the past by United and other carriers from Washington Dulles, we anticipate that we will stimulate passenger growth. While other low-fare carriers have typically stimulated passenger growth by reducing fares, this strategy has not been tested using regional jets on the scale that we intend to use them. There can be no assurance that we will be able to sufficiently stimulate demand to make our high frequency service profitable, and failure to do so may prevent us from successfully implementing our strategy for Independence Air.

We have a significant amount of fixed obligations, will incur significantly more fixed obligations, and do not have established credit lines or borrowing facilities

     We expect to have substantial cash needs as we establish ourselves under the new brand “Independence Air” as a low-fare carrier, including cash required to fund increases in accounts payable, prepaid expenses, prepaid maintenance, aircraft security deposits on new aircraft to be leased, pre-delivery payments on new aircraft to be purchased, as well as anticipated operating losses. As of March 31, 2004, our debt of $267.1 million accounted for 42.4% of our total capitalization. In addition to long-term debt, we have a significant amount of other fixed obligations under operating leases related to our aircraft, airport terminal space, other airport facilities and office space. As of March 31, 2004, future minimum lease payments under non-cancelable operating leases with initial or remaining terms in excess of one year were approximately $1.7 billion for 2004 through 2024, not including commitments for the Airbus single aisle aircraft we intend to acquire.

     Future operating lease commitments for the 12 leased Airbus aircraft are expected to be approximately $385 million and our purchase commitment for 15 additional Airbus aircraft are expected to be approximately $550 million over the next three years, including estimated amounts for contractual price escalations. We will incur additional debt and other fixed obligations as we take delivery of new aircraft and other parts and equipment and continue to expand into new markets. The leases for the single aisle aircraft will require security deposits to be held by the lessors in addition to payments of monthly rent and maintenance reserves. The purchase agreement for the single aisle aircraft will require progress payments to be made for each aircraft as the delivery date approaches. We have historically funded the majority of our aircraft acquisitions by entering into off-balance sheet financing arrangements known as leveraged leases, in which third parties provide equity and debt financing to purchase the aircraft and simultaneously enter into long-term agreements to lease the aircraft to us. In the future, we may elect to finance our aircraft through secured debt, leveraged leases, or operating leases. We are exposed to interest rate risks that can affect our costs under any of these financing techniques. Although we believe that debt and/or lease financing should be available for the 15 firm aircraft to be purchased from an affiliate of Airbus, there can be no assurance that we will be able to secure such financing on terms acceptable to us or at all.

     Our outstanding indebtedness and significant fixed obligations could have important consequences. For example, they could:

•	adversely affect our ability to obtain additional financing to support our planned growth and for working capital and other general corporate purposes;

•	divert substantial cash flow from our operations and expansion plans in order to service our fixed obligations;

•	require us to incur significantly more interest or rent expense than we currently do; and

•	place us at a possible competitive disadvantage compared to less leveraged competitors and competitors that have better access to capital resources.

     We have no lines of credit, other than letters of credit collateralized by cash, and will rely on our existing cash balances, cash flow from operations and other sources of capital to satisfy our obligations. There can be no assurance that we will be able to generate sufficient cash flow from our operations to pay our debt and other fixed obligations as they become due, and our failure to do so could harm our business. If we are unable to make payments on our debt and other fixed obligations we could be forced to renegotiate those obligations or obtain additional equity or debt financing. To the extent we finance our activities with additional debt, we may become subject to financial and other covenants that may restrict our ability to pursue our growth strategy. There can be no assurance that our renegotiation efforts would be successful or timely or that we could refinance our obligations on acceptable terms, if at all.

Our maintenance costs will increase as our regional jet fleet ages

     As our fleet of regional jet aircraft ages, the maintenance costs for such aircraft will likely increase. Although we cannot accurately predict how much our maintenance costs will increase in the future, they may increase significantly. Any such increase could have an adverse effect on our business, financial condition and results of operations. We are vulnerable to any problems associated with the aircraft in our fleet, including design defects, mechanical problems or adverse perception by the public that would result in customer avoidance or an inability to operate our aircraft.

Our business plan for Independence Air is heavily dependent on the metropolitan Washington, D.C. market, including Northern Virginia, and a reduction in demand for air travel in this market or the inability for Washington Dulles to accommodate our operations would harm our business

     Our growth will focus on adding flights to and from our primary base of operations at Washington Dulles International Airport, where we intend to operate approximately 350 flights per day. As a result, we will be highly dependent upon the Washington, D.C. and Northern Virginia markets. Our business would be harmed by any circumstances causing a reduction in demand for air transportation in the Washington, D.C. and Northern Virginia metropolitan area, such as adverse changes in local economic conditions, political disruptions or violence (including any terrorist attacks), negative public perception of the city or region, significant price increases linked to increases in airport access costs and fees imposed on passengers or the impact of past or future terrorist attacks.

     The operation of Washington Dulles by airport authorities is likely to be challenged due to the increased flights to be offered by Independence Air along with continued operation by United of United Express service with a variety of other carriers, increased passenger traffic expected to be generated by the additional flights and the anticipated attractiveness of Independence Air’s offer of lower fares, and a temporary shutdown of one of Washington Dulles’ runways for repairs. We have identified air traffic control and airport screening and security as matters requiring additional efforts, and we are working with applicable authorities, including the Metropolitan Washington Airport Authority, the Transportation Security Administration, and the Federal Aviation Administration, to assist them with planning for increased operations and passenger traffic. We cannot assure that government agencies involved in airport operations are able to handle the increased number of flights and passengers anticipated at Washington Dulles without interference with airline operations. As a result, our operations could be subject to delays and those delays may frustrate passengers, reduce aircraft utilization and increase costs, all of which could negatively affect our business.

We face competition as a low-fare airline from legacy carriers as well as low-fare airlines to which we have not been previously exposed

     The airline industry is highly competitive, primarily due to the effects of the Airline Deregulation Act of 1978, which substantially eliminated government authority to regulate domestic routes and fares, and increased the ability of airlines to compete with respect to destination flight frequencies and fares. As Independence Air we operate in a new sector of the airline industry that is highly competitive and is particularly susceptible to price discounting because airlines typically incur only nominal costs to provide service to passengers occupying otherwise unsold seats. Our competition includes legacy carriers and low-fare carriers, which have or may in the future attempt to protect their markets and expand into new ones by adding service in markets we plan to serve, reducing fares to these markets or both. Several legacy carriers, including United, have introduced low-fare carriers to their operations, and we face competition from these new airlines at Washington Dulles. In addition, because of the nature of our past relationship with United and because we will offer service between key United hubs, we anticipate that United’s response to our operation as Independence Air will be highly competitive and unpredictable. Our new brand Independence Air also competes against established brands used by both legacy carriers and low-fare carriers that carry greater name recognition, both at Washington Dulles and at the other cities that we serve. Both legacy carriers and low-fare carriers also continue to take delivery of regional jets, and we may face increased competition from regional jets at Washington Dulles, including the use of new 70 or 90 seat regional jets, which would be larger than those we currently have in our regional jet fleet. The use of new, larger scale regional jets will allow competitors to serve markets smaller than can now be served by low-fare carriers using larger aircraft, with a seat mile cost that may be lower than ours. In addition, competitors with greater financial resources than ours may price their fares below our fares or increase their service, which could adversely affect our profitability.

     Our base of operations for Independence Air is Washington Dulles International Airport, which is serviced by a number of larger airlines who have greater name recognition and greater resources than we do. These larger airlines may commence or increase their capacity and service at Washington Dulles because there are no slots restricting access at this airport. We will compete against routes and fares offered by airlines at other airports that currently serve the Washington, D.C. metropolitan area, including Reagan National Airport and Baltimore Washington International Airport. We may also face competition from other airlines that may begin serving any of the markets we serve and from ground transportation alternatives. Other airlines also have or may in the future meet or price their fares below our fares or introduce new nonstop service between cities served by our flights to and from Washington Dulles, Reagan National Airport or Baltimore Washington International Airport and prevent us from attaining a share of the passenger traffic necessary to operate profitably. We expect that competition will exist in all the direct markets that we will serve, as well as in the market for flights that connect through Washington Dulles. We further expect that the competition for passengers connecting through Washington Dulles will be both from airlines offering service through Washington Dulles and from the large number of alternative hubs throughout the U.S., instead of Washington Dulles, through which connecting passengers can elect to route their travel.

Our business model is dependent on our ability to successfully take delivery of, place into service and integrate new Airbus single aisle aircraft into our operations

     In April 2004, we finalized purchase agreements for the purchase or lease of 27 new Airbus single aisle aircraft with options for an additional 50 aircraft. The Airbus single aisle aircraft will operate in markets that are important to serving a broad selection of cities from Washington Dulles, and providing that service is critical to attracting customers to our airline. The single aisle aircraft will also allow us to connect passengers to and from markets served by the regional jets to additional long haul markets, and we will thus rely on the Airbus single aisle aircraft to generate incremental revenues for the regional jet fleet.

     If we, Airbus or the aircraft lessors thereafter are unable or unwilling to satisfy contractual obligations relating to the aircraft, we would be required to obtain alternative aircraft. A number of factors could limit or preclude our ability to obtain the aircraft from Airbus, including:

•	Airbus could refuse, or may not be financially able, to perform its obligations as set forth in the final agreement; and

•	Airbus could experience a disruption to its operations that affects its ability to complete or timely fulfill its obligations.

     Boeing is the only other manufacturer from whom we could purchase new alternate aircraft of the size of the Airbus A319 or A320. If we had to purchase new aircraft from Boeing or used aircraft from other third parties, we cannot be certain that we could obtain those aircraft in the same time frame as currently expected or at comparable prices, or that they would be compatible with our operational structure, which may already be oriented around any Airbus A319 aircraft that have been delivered. Our ability to execute our business plan could be materially impaired if we were required to order alternate aircraft, or if the delivery schedule for the Airbus aircraft were delayed for any meaningful period.

     Acquisition of an all-new type of aircraft, such as the Airbus single aisle aircraft, involves a variety of risks relating to our ability to successfully place those aircraft into service, including:

•	difficulties or delays in obtaining approval from the FAA for the Company to operate these aircraft;

•	delays in meeting the agreed upon aircraft delivery schedule;

•	difficulties in obtaining financing on acceptable terms to complete our purchase or lease of all of the firm ordered aircraft;

•	inability of the aircraft and all of its components to comply with agreed upon specifications and performance standards; and

•	inability of the Company to successfully complete the required training of flight crews and maintenance staff.

     We do not have experience operating and maintaining the Airbus single aisle aircraft, and we therefore face risks in integrating a new type of aircraft into our existing infrastructure and operations, including among other things, the additional costs, resources and time needed to hire and/or train new or existing pilots, technicians and other skilled support personnel. Our failure to successfully take delivery of, place into service and integrate into our operations the new Airbus single aisle aircraft could harm our business.

     In the event that our Airbus aircraft are removed from scheduled service for repairs or other reasons (other than routine maintenance), we could experience a disruption in our scheduled service that would have an adverse effect on our operations. Similarly, our operations could also be harmed by the failure or inability of Airbus to provide sufficient parts or related support services on a timely basis.

We will rely on maintaining a high daily aircraft utilization rate to keep our costs low, which makes us especially vulnerable to delays

     One of the key elements of our business strategy for Independence Air is to maintain a high daily aircraft utilization rate, which is the amount of time that our aircraft spend in the air carrying passengers. High daily aircraft utilization allows us to generate more revenue from our aircraft and is achieved in part by reducing turnaround times at airports so we can fly more hours on average in a day. Aircraft utilization is reduced by delays from various factors, many of which are beyond our control, including, among others, air traffic and airport congestion, inclement weather, security requirements, crew availability, fueling and ground handling and unscheduled maintenance. Because many of our areas of operations are located in the Northeast, which is susceptible to bad weather conditions and air traffic and airport congestion, our aircraft utilization rates are vulnerable to delays from these factors in particular. In addition, air traffic control for flights we operate as United Express and Delta Connection is controlled by United and Delta, not by us, and is managed on a system-wide basis that often results in our flights being delayed in favor of larger aircraft operated by our code-share partners. The experience of customers on our current United Express and Delta Connection flights, and the on-time records of our flights as United Express and Delta Connection, could result in negative customer perceptions regarding our operations. With respect to our Independence Air operations, we are responsible for the first time for managing our air traffic control delays with the FAA and may not manage such operations as efficiently as other low-fare carriers. The expansion of our business to include new destinations and more frequent flights on current routes could increase these risks. Furthermore, a schedule that contemplates high aircraft utilization is subject to the increased risk that once an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially into the next day, which can result in disruption in operating performance leading to passenger dissatisfaction and missed connections. All of the foregoing delays may increase our costs as well as diminish our reputation among our customers.

Our business model foregoes marketing systems used by many of our competitors

     In order to reduce costs, we do not plan to participate in conventional computerized reservation systems that are owned, operated or utilized by most of the major airlines even though travel agents regularly book flights through such systems. Instead, we intend to rely on reservations by customers or travel agents who contact us directly (either by phone or via our website) to book a flight. Our failure to participate in a conventional computerized reservations system may decrease public awareness of our airline and flight and fare schedule and therefore may cause us a competitive disadvantage. Similarly, many airlines have marketing alliances with other airlines under which they market and advertise their status as marketing alliance partners. Among other things, they share the use of flight designator codes to identify their flights and fares in the computerized reservation systems and permit reciprocity in their frequent flyer programs. In recent years, alliance activity among major carriers has significantly expanded within the airline industry, increasing the scope of operations and resources of our competitors, which, in turn, could adversely affect our ability to compete. Our Independence Air operations will not be a member of any marketing alliance. Our lack of a marketing alliance could harm our business and competitive ability. We also do not intend to participate in interairline baggage handling agreements, under which we forward and receive customer baggage to and from other airlines that may operate flights with which our customers may be connecting, which may discourage potential customers from flying on Independence Air.

We rely heavily on automated systems to operate our business and any failure of these systems could harm our business

     We depend on automated systems to operate our business as Independence Air, including our computerized airline reservation system, our telecommunication systems, kiosks, and our website. Our website and reservation and check-in systems must be able to accommodate a high volume of traffic and deliver important flight information. Substantial or repeated website, reservations system, kiosk, or telecommunication systems failures could reduce the attractiveness of our services and could cause our customers to purchase tickets from another airline. While we have backup systems for some aspects of our operations, our systems have not been fully tested for the volume of transactions required for our operations and are not fully redundant, and our disaster recovery planning may not be sufficient for all eventualities. In order to provide a reservations system and the infrastructure to receive customer calls, we contract with third party vendors to provide the software, hardware, and technical support of the reservations system and the physical location and staffing for a call center. We also may need to rely on third-party vendors to implement our back-up systems, which would place aspects of maintaining important data beyond our control. Any disruption in our or our third parties’ systems or in the ability of the third party vendors to provide their services could result in the loss of customer bookings or important data, increase our expenses and generally harm our business.

Our inability to obtain approval to operate more aircraft from the FAA and the DOT would materially restrict our growth and harm our business plan

     We possess all the DOT approvals we require to perform the air transportation services we currently provide and expect to provide with the Airbus aircraft. We will be required, however, to obtain additional authority from the FAA to operate and maintain the Airbus single aisle aircraft that are scheduled to be added to the fleet for Independence Air. There can be no assurance that such authorizations, which we are now pursuing with the FAA, will be granted. The failure of the FAA to grant these approvals to us or delays in such approvals would materially restrict our ability to grow, to increase revenues and cash flow and to offer a service to a broad network of cities to attract customers.

We are subject to risks arising from fuel costs

     Fuel costs constitute a significant portion of our total operating expenses (19% of operating expenses, excluding aircraft early retirement charges for the year ended December 31, 2003). Significant increases in fuel costs would harm our financial condition and results of operations. We estimate that for 2003, a one cent increase in the price per gallon of fuel expense would have increased our fuel expense by $1.3 million. We have historically obtained a portion of our fuel through contracts with our code share partners and need to contract independently at certain stations to purchase fuel for our Independence Air operations. Under the terms of our fee-for-service agreements with United and Delta, those parties had the risks and benefits of changes in fuel prices and so we were not exposed to fluctuations in fuel prices. We are exposed to increases in fuel prices for our Independence Air operations, and currently have no fuel hedges in place to mitigate that exposure. We cannot predict the future cost and availability of fuel. Both fuel costs and availability are subject to many economic and political factors and events occurring throughout the world over which we have no control. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. In the event of a fuel supply shortage, higher fuel prices or the curtailment of scheduled service could result. Some of our competitors may have more leverage than we do in obtaining fuel. There can be no assurance that increases in the price of fuel can be offset by higher fares.

We may not be able to achieve access to suitable airports located in our targeted geographic area

     Our future growth as Independence Air is materially dependent on our ability to access suitable airports located in our targeted geographic markets for both our larger, single aisle aircraft and our regional jets at costs that are consistent with our low-fare strategy. Some airports served by Independence Air are subject to FAA imposed capacity controls and, although Independence Air currently has the slots necessary to conduct operations at these airports, additional limits could be placed on the airports that might restrict Independence Air’s access to them. Other airports that are not currently capacity controlled, such as Chicago’s O’Hare International Airport or any other airport that becomes severely congested, could become the subject of some regulatory limit and thereby restrict Independence Air’s access to or operations at those airports. Any condition that would deny, limit or delay our access to airports we serve or seek to serve in the future would constrain our ability to grow. A change in the terms of our access to existing facilities or any increase in the relevant charges paid by us as a result of the expiration or termination of such arrangements and our failure to renegotiate comparable terms or rates could have a material adverse effect on our results of operations. We plan to base our operations predominantly at Washington Dulles International Airport. There can be no assurance that such airport will not impose higher airport charges in the future or that such increases would not adversely affect our operations.

Other Risk Factors Affecting the Company

We are under pressure to control and reduce our costs

     The economic downturn reduced demand for air travel and the success of low-fare carriers has resulted in increased emphasis in the airline industry on controlling and reducing expenses. In this environment, if we are unable to align our costs with our business plan or to control and reduce our costs in general, we may not be able to effectively compete against other regional carriers or low-fare carriers to maintain or expand our existing operations and carry out our business plan.

Our current operations benefit from government support for insurance costs

     Following the September 11 terrorist attacks, the aviation insurance industry imposed a worldwide surcharge on aviation insurance rates as well as a reduction in coverage for certain war risks. In response to the reduction in coverage, the Air Transportation Safety and System Stabilization Act provides U.S. air carriers with the option to purchase certain war risk liability insurance from the United States government on an interim basis at rates that are more favorable than those available from the private market. Prior to December 2002, we purchased hull war risk coverage through the private insurance market, and purchased liability war risk coverage through a combination of U.S. government provided insurance and private insurance. In December 2002, the U.S. government offered to provide additional war risk coverage that included certain risks previously covered by private insurance. We have purchased, at rates that are significantly lower than those charged by private insurance carriers, hull and liability war risk coverage from the U.S. government through August 31, 2004. Due to the cost and difficulty in obtaining insurance in the commercial markets, we anticipate renewing the insurance through the FAA for so long as it is available. The inability to obtain insurance at any cost or the availability of insurance only at excessive rates, could affect our ability to operate.

Our contracts with two of our unions currently are amendable

     Our contract with Aircraft Mechanics Fraternal Association (“AMFA”), which was ratified in June 1998, became amendable in June 2002, and our contract with the Association of Flight Attendants-Communications Workers of America (“AFA-CWA”), which was ratified in October 1998, became amendable in October 2002. The AMFA contract covers all aviation maintenance technicians and ground service equipment mechanics working for us and the AFA-CWA contract covers all flight attendants working for us. We have entered into discussions with AFA-CWA regarding a new agreement, and have been in negotiations with AMFA during 2003 and recently both sides have agreed to mediation under the Railway Labor Act. Although there can be no assurances as to the outcome of these negotiations and mediation, we anticipate ultimately being able to reach agreement with both unions on mutually satisfactory contracts with no material effect on its results of operations or financial position. However, the failure to resolve these negotiations on appropriate terms could affect our ability to compete effectively.

Our results of operations will fluctuate

     We expect our quarterly operating results to fluctuate in the future based on many factors including competition, changes in aircraft fuel costs, security costs, weather, the timing and amount of maintenance and our ability to successfully develop the “Independence Air” brand, including costs related to marketing expenditures in this effort. Because a substantial portion of airline travel (both business and personal) is discretionary, the industry tends to experience adverse financial results during general economic downturns. Any prolonged general reduction in airline traffic may particularly affect us because our business plan is more dependent, in part, on the stimulation of discretionary air travel. In addition, seasonal variations in weather and traffic affect our operating results from quarter to quarter. Given our high proportion of fixed costs, this seasonality affects our profitability from quarter to quarter. Our base of operations is located in the Washington, D.C. area, and many of our areas of operations are located in the Northeast, which makes our operations susceptible to air traffic and airport congestion as well as bad weather conditions in the winter, causing increased costs associated with deicing aircraft, cancelled flights and accommodating displaced passengers. Due to our geographic area of operations and our use of regional jets, we are more susceptible to adverse weather conditions along the East Coast than some of our competitors, who may be better able to spread weather-related risks over more diverse route systems. As we enter new markets, we could be subject to additional seasonal variations. Due to the factors described above, quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance. In addition, it is possible that in any future quarter our operating results could be below the expectations of investors and any published reports or analyses regarding Independence Air. In that event, the trading prices of our common stock could decline, perhaps substantially.

Our business would be harmed if we lost the services of any key personnel

     Our success depends to a large extent on the continued service of our executive management team. Although we have employment agreements with certain executive officers, it is possible that members of management may resign. We may incur unexpected expenses and have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business. We maintain key-man life insurance on certain executive officers only to the extent necessary to fund life insurance commitments under employment agreements in the event of death.

Risk Factors Affecting the Airline Industry

The U.S. airline industry is experiencing significant restructurings and bankruptcies

     The recent U.S. airline industry environment has probably been the worst in its history. Beginning in early 2001, the industry has experienced depressed demand and shifts in passenger demand, lower unit revenues, increased insurance costs, increased fuel costs, increased government regulations and taxes, and tightened credit markets, evidenced by higher credit spreads and reduced capacity to borrow. These factors are directly affecting the operations and financial condition of participants in the industry including aircraft manufacturers. Several major airlines have used the bankruptcy process to reduce their expenses and streamline their operations. Our contractual relationships with others may continue to be affected by other companies’ bankruptcies or by concerns regarding potential bankruptcies. The bankruptcy or prospect of bankruptcy among other companies which operate in our industry may result in unexpected expenses and create other risks or uncertainties that we are not able to anticipate or plan around.

The travel industry has been materially adversely affected by the September 11, 2001 terrorist attacks and on-going security concerns

     The U.S. airline industry continues to recover from the events of September 11, 2001 and increased concerns over additional acts of terrorism. The major carriers continue to experience losses or operate near break-even levels of profitability even after reducing capacity, negotiating wage and work rule concessions and, for certain carriers, filing for bankruptcy protection. Passenger traffic continues to be negatively impacted by the general economic situation in the United States, threats of terrorist activities, terrorist alerts, violence in the Middle East, and increased security measures at the nation’s airports. Instability in the Middle East and other parts of the world has increased the risk that the industry will continue to be adversely affected by reduced demand, increased security costs, increased fuel costs, and other factors. While our code share agreements currently allow us to recover certain of these additional expenses from our partners, no such cost recovery arrangements will be available for our Independence Air operations, and the effects of any new terrorist attacks and/or security measures could impair our ability to operate profitably.

Airlines are often affected by factors beyond their control, including weather conditions, traffic congestion at airports and increased security measures, any of which could harm our operating results and financial condition

     As with other airlines, we are subject to delays caused by factors beyond our control, including adverse weather conditions, air traffic congestion at airports and increased security measures. Delays frustrate passengers, reduce aircraft utilization and increase costs, all of which negatively affect profitability. During periods of fog, snow, rain, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. Cancellations or delays due to weather conditions, traffic control problems and breaches in security could harm our operating results and financial condition.

Changes in government regulations imposing additional requirements and restrictions on our operations could increase our operating costs and result in service delays and disruptions

     Airlines are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. In the last several years, Congress has passed laws, and the DOT and the FAA have issued regulations relating to the operation of airlines that have required significant expenditures. We expect to continue to incur expenses in connection with complying with government regulations. Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. There can be no assurance that these and other laws or regulations enacted in the future will not harm our business.

The airline industry is characterized by low profit margins and high fixed costs, and we may be unable to establish our brand or to compete effectively against other airlines with greater financial resources or lower operating costs

     The airline industry is characterized generally by low profit margins and high fixed costs, primarily for personnel, aircraft fuel, debt service and rent. The expenses of an aircraft flight do not vary significantly with the number of passengers carried. As a result, a relatively small change in the number of passengers or in pricing could have a disproportionate effect on an airline’s operating and financial results. Accordingly, a minor shortfall in expected revenue levels could harm our business. In addition, the airline industry is highly competitive and is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. We will compete with other airlines on substantially all of our routes. Many of these airlines are larger and have greater financial resources and name recognition or lower operating costs or both than we do. Some of these competitors may chose to add service, reduce their fares or both, in some of our markets following or in anticipation of our entry. Therefore, we may be unable to compete effectively against other airlines that introduce service or discounted fares in the markets that we serve which could harm our business.

Our reputation and financial results could be harmed in the event of an accident or incident involving our aircraft

     An accident or incident involving one of our aircraft could involve repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service, and significant potential claims of injured passengers and others. We are required by the DOT to carry liability insurance. Although we believe we currently maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate and we may be forced to bear substantial losses from an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that we are less safe or reliable than other airlines, which would harm our business.

Risks Related to the Notes and Underlying Shares

We are a holding company and the notes are effectively subordinated to all of our subsidiaries’ existing and future liabilities

     The notes are obligations exclusively of the Company. We are a holding company and conduct substantially all of our operations and hold substantially all of our assets through subsidiaries. The notes are not obligations of any of our subsidiaries and are not guaranteed by any of them. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due with respect to the notes or to make any funds available for the notes. Our cash flow and our consequent ability to service our debt, including the notes, and to pay amounts due in respect to our other obligations, however, is dependent upon the results of operations of our subsidiaries and the distribution of funds by our subsidiaries. The ability of our subsidiaries to provide dividends, loans and advances to us may be subject to contractual, statutory or regulatory restrictions, depends upon the results of operations of our subsidiaries and is subject to various business considerations. Therefore, the notes are effectively subordinated to all existing and future liabilities (including indebtedness, trade payables, and tax, lease and letter of credit obligations) of our subsidiaries. Our rights and the rights of our creditors, including holders of the notes, to participate in the assets of any subsidiary upon the subsidiary’s liquidation or reorganization are subject to the prior claims of such subsidiary’s creditors, except to the extent that we may be a creditor with recognized claims against the subsidiary, in which case our claims would still be effectively subordinate to any third party security interests in, or mortgages or other liens on, the assets of that subsidiary and would be subordinate to any liabilities of the subsidiary senior to those held by us. Our subsidiaries had $267.1 million of total debt (excluding debt owed to us and other intercompany debt) outstanding as of March 31, 2004.

There is no public market for the notes, which could impair your ability to sell the notes

     The notes initially were sold to qualified institutional buyers and are eligible for trading in the PORTALSM Market of the National Association of Securities Dealers, Inc. However, notes sold by means of this prospectus are not eligible for trading in the PORTAL Market. We do not intend to list the notes on any national securities exchange or to seek the admission of the notes for trading over the National Association of Securities Dealers Automated Quotation System. As a result, we cannot assure you that a market will develop for the notes or that you will be able to sell your notes. Future trading prices of the notes will depend on many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in the prices of securities similar to the notes. We cannot assure you that the market, if any, for the notes will be free from similar disruptions or that any such disruption may not adversely affect the prices at which you may sell your notes.

We may not have the funds necessary to finance the repurchase of the notes or may otherwise be restricted from making such repurchase if required by holders pursuant to the indenture

     On February 15, 2009, 2014, 2019, 2024 and 2029, or at any time prior to maturity following a “designated event” under the indenture, holders may require us to repurchase their notes at a price of 100% of the principal amount of the notes, plus accrued and unpaid interest to the repurchase date. However, it is possible that we will not have sufficient funds available at such time to make the required repurchase of notes. In addition, any future credit agreements or other agreements relating to our indebtedness (including our aircraft leases) could contain provisions prohibiting the repurchase of the notes under certain circumstances, or could provide that a designated event constitutes an event of default under that agreement. If any agreement governing our indebtedness prohibits or otherwise restricts us from repurchasing the notes when we become obligated to do so, we could seek the consent of the lenders to repurchase the notes or attempt to repay or refinance this debt. If we do not obtain such a consent or repay or refinance the indebtedness, we would not be permitted to repurchase the notes without potentially causing a default under this indebtedness. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

The price of our common stock historically has been volatile, which may affect the market value of the notes and make it difficult for you to resell the notes or the common stock issuable upon conversion of the notes

     Subject to certain conditions, the notes are convertible into shares of our common stock. The market price of the notes will be affected by the market price of our common stock which has experienced and may continue to experience high volatility. Also, the broader stock market has experienced significant price and volume fluctuations in recent years. These fluctuations have affected the market prices of securities issued by many companies for reasons unrelated to their operating performance. In addition to the risks described elsewhere in the “Risk Factors” section, some of the factors that may affect our stock price are:

•	continued variability in our revenue or earnings;

•	changes in quarterly revenue or earnings estimates for us made by the investment community;

•	our failure to meet financial analysts’ performance expectations;

•	sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity involving our common stock;

•	short selling by market participants because the conversion of the notes could depress the price of our common stock;

•	speculation in the press or investment community about our strategic position, financial condition, results of operations, business or significant transactions; and

•	general domestic and international market, political and economic conditions.

     For these reasons, investors should not rely on historical trends to predict future stock prices or financial results. In addition, following periods of volatility in a company’s securities, securities class action litigation against a company is sometimes instituted. This type of litigation could result in substantial costs and the diversion of management time and resources. We anticipate that we will continue to face these types of risks.

The conversion rate of the notes may not be adjusted for all dilutive events

     The conversion rate of the notes is subject to adjustment for certain events as described under “Description of Notes—Conversion of Notes—Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as an issuance of common shares for cash that may adversely affect the trading price of the notes or the common stock. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

We have various mechanisms in place to discourage takeover attempts, which may reduce or eliminate our stockholders’ ability to sell their shares for a premium in a change of control transaction

     Various provisions of our article of organization and bylaws and of Delaware corporate law may discourage, delay or prevent a change in control or takeover attempt of our company by a third party that is opposed to by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have the opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change of control or change in our management and board of directors. These provisions include:

•	preferred stock that could be issued by our board of directors to make it more difficult for a third party to acquire, or to discourage a third party from acquiring, a majority of our outstanding voting stock;

•	non-cumulative voting for directors;

•	control by our board of directors of the size of our board of directors;

•	limitations on the ability of stockholders to call special meetings of stockholders; and

•	advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by our stockholders at stockholder meetings.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges on a consolidated basis for years ended December 31, 1999, 2000, 2001, 2002 and 2003, and for three months ended March 31, 2003 and 2004.

						Three Months Ended
	Years Ended December 31,					March 31,
(In thousands, except ratios)	1999	2000	2001	2002	2003	2003	2004
Earnings:
Income before taxes	$47,475	$22,812	$56,835	$64,425	$135,250	$3,383	$5,941
Less: Capitalized interest	(1,779)	(2,718)	(2,157)	(2,531)	(848)	(429)	—
Add:
Fixed charges	14,946	17,253	19,444	22,398	25,122	5,952	7,262
Amortization of capitalized interest	94	164	322	1,499	1,351	146	149
Adjusted earnings	$60,736	$37,511	$74,444	$85,791	$160,875	$9,052	$13,352

Fixed charges:
Interest expense and capitalized interest	$7, 393	$8,748	$6,989	$6,863	$7,350	$1,797	$2,902
Amortization of deferred financing costs	427	353	354	506	531	121	164
Rent expense representative of interest	7,126	8,152	12,101	15,029	17,241	4,034	4,196
Total fixed charges	$14,946	$17,253	$19,444	$22,398	$25,122	$5,952	$7,262

Ratio of earnings to fixed charges	4.06	2.17	3.83	3.83	6.40	1.52	1.84

USE OF PROCEEDS

     The selling securityholders will receive all of the proceeds from the sale of the notes and the shares of common stock offered pursuant to this prospectus. We will not receive any proceeds from the sale by any selling securityholder of their notes or the shares of common stock issuable upon conversion of the notes.

DESCRIPTION OF NOTES

     We issued $125,000,000 aggregate principal amount of the 6% Convertible Notes due 2034 under an indenture dated February 25, 2004, between us, as issuer, and U.S. Bank National Association, as trustee. The notes and the shares of common stock issuable upon conversion of the notes are covered by a registration rights agreement described below under “—Registration Rights of the Noteholders.” The indenture, the form of notes and the registration rights agreement have been filed as exhibits to the registration statement of which this prospectus forms a part. We urge you to read these documents because they define your rights as holders of the notes and certain rights of the holders of the common stock issuable upon conversion of the notes.

     The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the indenture because it and not this description defines your rights as a holder of notes.

     As used in this “Description of Notes” section, references to “the Company,” “we,” “our” or “us” refer solely to Atlantic Coast Airlines Holdings, Inc. and not to our existing or future subsidiaries.

General

     The notes are our senior unsecured debt and rank equal in right of payment with all of our other existing and future senior unsecured debt and senior in right of payment to any of our future subordinated debt. The notes are not obligations of or guaranteed by any of our existing or future subsidiaries and effectively rank junior in right of payment to all existing and future obligations of these subsidiaries. The notes are convertible into common stock as described under “Conversion of Notes.”

     The notes were issued only in denominations of $1,000 and multiples of $1,000. We use the term “note” in this prospectus to refer to each $1,000 principal amount of notes. The notes will mature on February 15, 2034 unless earlier converted, redeemed or repurchased.

     We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless fungible with the notes offered hereby for U.S. federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

     Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

     You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “—Repurchase at Option of the Holder Upon a Designated Event.”

     The notes bear interest at an annual rate of 6% from February 25, 2004, or from the most recent date to which interest has been paid or duly provided for. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. We will pay interest on February 15 and August 15 of each year, beginning August 15, 2004, to record holders at the close of business on the preceding February 1 and August 1, as the case may be.

     Principal and interest on the notes are payable at the office of the paying agent, which initially is an office of agency of the trustee in the Borough of Manhattan, The City of New York, New York. You may present the notes for conversion, registration of transfer or exchange for other denominations to the conversion agent, which shall initially be an office or agency of the paying agent. We may pay interest by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds. However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

     The notes are not subject to a sinking fund provision and are not subject to defeasance or covenant defeasance under the indenture.

Conversion of Notes

     You may convert any of your notes, in whole or in part, into common stock prior to the close of business on the final maturity date of the notes, subject to prior redemption or repurchase of the notes, only under the following circumstances:

•	subject to certain exceptions, upon satisfaction of a market price condition;

•	upon satisfaction of a trading price condition;

•	upon notice of redemption; or

•	upon the occurrence of specified corporate transactions.

     The number of shares of common stock you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount notes you convert by the conversion rate on the date of conversion. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000.

     The initial conversion rate for the notes is 90.2690 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of approximately $11.08. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the common stock on the trading day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

     If we call notes for redemption, you may convert the notes only until the close of business on the business day immediately preceding the redemption date unless we fail to pay the redemption price. If you have submitted your notes for repurchase, you may convert your notes only if you withdraw your repurchase election in accordance with the terms of the indenture. Upon conversion of notes, a holder will not receive any cash payment of interest or liquidated damages except as described in the following paragraph. Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest and liquidated damages, if any, attributable to the period from the most recent interest payment date to the conversion date.

As a result, accrued but unpaid interest and liquidated damages, if any, to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

     Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made (1) if we have specified a redemption date that is after a record date but on or prior to the next interest payment date, (2) if we have specified a repurchase date following a designated event that is after a record date but on or prior to the next succeeding interest payment date or (3) to the extent of any overdue interest at the time of conversion with respect to such note.

Conversion Upon Satisfaction of Market Price Condition

     You may surrender your note for conversion into our common stock prior to the close of business on the maturity date during any fiscal quarter commencing after March 31, 2004 and only during such fiscal quarter, if the closing sale price of our common stock exceeds 120% of the conversion price (initially 120% of $11.08 or approximately $13.30) for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter.

     The “closing sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the NASDAQ System or by the National Quotation Bureau Incorporated. The “conversion price” as of any day will equal $1,000 divided by the conversion rate.

Conversion Upon Satisfaction of Trading Price Condition

     You may surrender your notes for conversion into our common stock prior to maturity during the five business day period after any five consecutive trading day period in which the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing sale price of our common stock and the conversion rate for such date; provided, however, you may not convert your notes (in reliance on this provision) after February 15, 2029 if on any trading day during such period the closing sale price of shares of our common stock was between 100% and 120% of the then current conversion price of the notes.

     The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2,500,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $2,500,000 principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the “closing sale price” of our common stock and the conversion rate.

     In connection with any conversion upon satisfaction of the above trading pricing condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless you provide us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing sale price of our common stock and the conversion rate. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the closing sale price of our common stock and the conversion rate.

Conversion Upon Notice of Redemption

     If we call notes for redemption, you may convert the notes until the close of business on the business day immediately preceding the redemption date, after which time your right to convert will expire unless we default in the payment of the redemption price.

Conversion Upon Specified Corporate Transactions

     If we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at a price per share that is less than the average closing sale prices of our common stock for the 10 trading days preceding the declaration date for such distribution; or

•	distribute to all holders of our common stock, assets, debt securities or certain rights to purchase our securities,

which distribution has a per share value as determined by our board of directors exceeding 15% of the closing sale price of a share of our common stock on the trading day preceding the declaration date for such distribution;

we must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or any announcement by us that such distribution will not take place. If you will otherwise participate in the distribution without conversion, you will not have the right to convert pursuant to this provision.

     In addition, if we are a party to a consolidation, merger, binding share exchange or sale or transfer of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, you may surrender your notes for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until and including the date that is 15 days after the actual effective date of such transaction and at the effective time of the transaction, your right to convert a note into our common stock will be changed into a right to convert it into the kind and amount of cash, securities and other property that you would have received if you had converted your notes immediately prior to the applicable record date for such transaction. If the transaction also constitutes a designated event, you can require us to repurchase all or a portion of your notes as described under “Repurchase At Option of the Holder Upon a Designated Event.”

Conversion Procedures

     To convert your note into shares of our common stock, you must do the following (or comply with the last three requirements listed below and comply with DTC procedures for doing so in respect of your beneficial interest in notes evidenced by a global note):

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture.

     In lieu of delivery of shares of our common stock upon notice of conversion of any notes, we may elect to pay holders surrendering notes an amount in cash per note equal to the average sale price of our common stock for the five consecutive trading days immediately following either (a) the date of our notice of our election to deliver cash as described below if we have not given notice of redemption, or (b) the conversion date, in the case of conversion following our notice of redemption specifying that we intend to deliver cash upon conversion, in either case multiplied by the conversion rate in effect on that date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of our common stock or to pay cash in lieu of delivery of the shares, unless we have already informed holders of our election in connection with our optional redemption of the notes as described under “—Optional Redemption by Us.” If we elect to deliver such payment in shares of our common stock, the shares will be delivered through the conversion agent no later than the fifth business day following the conversion date. If we elect to pay such payment in cash, the payment will be made to holders surrendering notes no later than the tenth business day following the applicable conversion date. If an event of default, as described under “—Events of Default; Notice and Waiver” below (other than a default in a cash payment upon conversion of the notes), has occurred and is continuing, we may not pay cash upon conversion of any notes or portion of a note (other than cash for fractional shares).

Conversion Rate Adjustments

     We will adjust the conversion rate if any of the following events occurs:

        (1) We issue common stock as a dividend or distribution on our common stock.

        (2) We issue to all holders of common stock certain rights or warrants to purchase our common stock, for a period expiring within 45 days of the record date for such distribution, at a price per share that is less than the average of the closing sale prices of our common stock for the 10 trading days preceding the declaration date for such distribution.

        (3) We subdivide or combine our common stock.

        (4) We distribute to all holders of our common stock, shares of our capital stock (other than common stock), evidences of indebtedness or assets, including cash and securities but excluding rights, warrants, dividends or distributions specified above.

        If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours to all holders of our common stock, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average of the closing sales prices of those securities (where such closing sale prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the NASDAQ National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

        If we distribute cash (excluding any dividend or distribution in connection with our liquidation, dissolution or winding up), then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the current market price per share of our common stock on the record date, and (2) the denominator of which will be the current market price per share of our common stock on the record date minus the amount per share of such excess distribution.

        (5) We or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

     However, no adjustment to the conversion rate need be made if holders of the notes may participate in the transaction without conversion or in certain other cases.

     “Current market price” of our common stock on any day means the average of the closing price per share of our common stock for each of the 10 consecutive trading days ending on the earlier of the day in question and the day before the “ex-date” with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, “ex-date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance or distribution.

     To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan related to our common stock, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

     In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

     We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our interests. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “Material United States Federal Income Tax Considerations.” Any such determinations by our board will be conclusive.

     The holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. In addition, non-U.S. holders of notes in certain circumstances may be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “Material United States Federal Income Tax Considerations—U.S. Federal Income Tax Consequences to U.S. Holders—Constructive Dividends” and “—U.S. Federal Tax Consequences to Non-U.S. Holders—Adjustments to the Conversion Rate.”

     We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Optional Redemption by Us

     Beginning February 20, 2007, we may redeem the notes in whole or in part at the following prices expressed as a percentage of the principal amount:

Redemption Period	Price (%)
Beginning on February 20, 2007 and ending on February 14, 2008	102.4%
Beginning on February 15, 2008 and ending on February 14, 2009	101.2%

and 100% if redeemed on or after February 15, 2009. In each case, we will pay interest and liquidated damages, if any, to, but excluding, the redemption date, unless the redemption date falls after a record date but on or prior to the next succeeding interest payment date, in which case we instead will pay the full amount of accrued and unpaid interest and liquidated damages, if any, on such interest payment date to the holder of record on the close of business on the corresponding record date.

     We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

     If we decide to redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If the trustee selects a portion of your notes for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be from the portion selected for redemption.

     We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing, or if the principal amount of the notes has been accelerated. We will notify the noteholders if we redeem the notes.

Repurchase at Option of the Holder

     You have the right to require us to repurchase the notes on February 15 of 2009, 2014, 2019, 2024 and 2029. We are required to repurchase any outstanding note for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation is subject to certain additional conditions.

     The repurchase price payable for a note is equal to 100% of its principal amount, plus accrued and unpaid interest, if any, and liquidated damages, if any, to, but excluding, the repurchase date.

     The repurchase notice must state:

        (1) if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your repurchase notice must comply with appropriate DTC procedures);

        (2) the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

        (3) that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture;

     You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

     We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners to the extent required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to repurchase their notes.

     Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

     This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

     No notes may be repurchased by us at the option of the holders if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date. We may be unable to repurchase the notes if you elect to require us to repurchase the notes pursuant to this provision. If you elect to require us to repurchase the notes on February 15 of 2009, 2014, 2019, 2024 or 2029, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting or restricting repurchase of the notes under certain circumstances. If you elect to require us to repurchase the notes at a time when we are prohibited or restricted from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

     We will comply with any applicable provisions of Rule 13e-4 under the Exchange Act and any other tender offer rules under the Exchange Act that may be applicable in connection with any such repurchase of the notes.

Repurchase at Option of the Holder Upon a Designated Event

     If a designated event occurs at any time prior to the maturity of the notes, you may require us to repurchase your notes, in whole or in part, on a repurchase date set by us that is not less than 20 nor more than 35 business days after the date of our notice of the designated event. The notes will be repurchased only in integral multiples of $1,000 principal amount.

     We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest and liquidated damages, if any, to, but excluding, the repurchase date. If such repurchase date falls after a record date and on or prior to the corresponding interest payment date, we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record on the close of business on the corresponding record date.

     We will mail to all record holders a notice of a designated event within 15 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. If you elect to require us to repurchase your notes, you must deliver to us or our designated agent, on or before the repurchase date specified in our designated event notice, your repurchase notice and any notes to be repurchased, duly endorsed for transfer. We will promptly pay the repurchase price for notes surrendered for repurchase following the repurchase date.

     You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate number of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

     Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its corporate trust office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the repurchase date, then, on and after the business day following the repurchase date:

•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

     This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

     A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

     A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the NASDAQ National Market or any similar United States system of automated dissemination of quotations of securities prices.

     A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the NASDAQ National Market.

     We will comply with any applicable provisions of Rule 13e-4 under the Exchange Act and any other tender offer rules under the Exchange Act that may be applicable in connection with any such repurchase of the notes.

     These designated event repurchase rights could discourage a potential acquirer. However, this designated event repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “designated event” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us. No notes may be repurchased by us at the option of holders upon a designated event if the principal amount of the notes has been accelerated and such acceleration has not been rescinded.

     We may be unable to repurchase the notes in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting or restricting repurchase of the notes under certain circumstances. If a designated event occurs at a time when we are prohibited or restricted from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Consolidation, Merger and Sale of Assets by Us

     The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person, if other than us, assumes, by supplemental indenture satisfactory in form to the trustee, all of our obligations under the notes and the indenture;

•	after giving effect to such transaction, no event of default under the indenture, and no event which, after notice or passage of time or both, would become an event of default, will have occurred and be continuing; and

•	if a supplemental indenture is to be executed in connection with such consolidation, merger, transfer or lease, we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such transaction complies with these requirements.

     When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

     The following are events of default under the indenture:

•	we fail to pay principal on the notes, when due at maturity, upon redemption, repurchase or otherwise;

•	we fail to pay any interest and liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after written notice to us from the trustee (or to us and the trustee from the holders of at least 25% in aggregate principal amount of the outstanding notes); or

•	certain events involving our bankruptcy, insolvency or reorganization.

     The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

     If an event of default (other than certain events of bankruptcy or insolvency involving us) occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal, accrued interest and liquidated damages, if any, on the notes then outstanding to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, the holders of a majority of the principal amount of outstanding notes may rescind any acceleration of the notes and its consequences if we cure all defaults, except the nonpayment of principal, interest or liquidated damages, if any, that became due as a result of the acceleration and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction.

     Payments of principal, or interest or liquidated damages, if any, on the notes that are not made when due will accrue interest from the required payment date at the annual rate of 1% above the then applicable interest rate for the notes.

     The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

     No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in aggregate principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee;

•	the trustee does not receive an inconsistent direction from the holders of a majority in aggregate principal amount of the notes; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

     The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected thereby if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest or liquidated damages, if any, of any note;

•	reduce the principal amount or premium of any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	adversely change our obligation to repurchase any note at the option of a holder;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note or, other than in accordance with the provisions of the indenture, reduce the number of shares of common stock or the amount of any other property receivable upon conversion;

•	reduce the quorum or voting requirements under the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

     We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

     Subject to the foregoing, the holders of a majority in aggregate principal amount of the outstanding notes may waive any past default under the indenture, except a default in the payment of principal or interest.

Form, Denomination and Registration

     The notes were issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note, Book-Entry Form

     Notes are evidenced by one or more global notes, which have been deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     Beneficial interests in a global note may be held directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

     Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

     We will pay interest on and the redemption price and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

     DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

     We will issue the notes in definitive certificated form if DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934, as amended and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global note may be exchanged for definitive certificated notes upon request by or on behalf of DTC in accordance with customary procedures. We may determine at any time and in our sole discretion that notes shall no longer be represented by global notes, in which case we will issue certificates in definitive form in exchange for the global notes.

Registration Rights of the Noteholders

     We have entered into a registration rights agreement with the initial purchaser. Accordingly, we are filing this shelf registration statement with the SEC covering resale of the registrable securities. We agreed to use our reasonable best efforts to cause the shelf registration statement to become effective within 180 days of the closing date when the registrable securities were issued. The shelf registration statement was declared effective on July 2, 2004. We will use our reasonable best efforts to keep the shelf registration statement effective until the date there are no longer any registrable securities:

     When we use the term “registrable securities” in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

•	the effective registration under the Securities Act and the resale of such securities in accordance with the registration statement;

•	the expiration of the holding period with respect to such securities under Rule 144(k) under the Securities Act; and

•	the sale of such registrable securities to the public pursuant to Rule 144 under the Securities Act.

     We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 30 days in any three-month period; or

•	an aggregate of 90 days for all periods in any 12-month period.

     Notwithstanding the foregoing, we are permitted to suspend the use of the prospectus for up to 60 days in any 3-

month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.

     We will pay to each holder of registrable securities predetermined liquidated damages on the interest payment dates for the notes if the shelf registration statement is not timely filed or declared effective or if the prospectus included in such registration statement is unavailable for periods in excess of those permitted above:

•	on the notes at an annual rate equal to 0.25% for the first 90-day period after the occurrence of such event and 0.5% thereafter of the aggregate principal amount of the notes outstanding until the registration statement is filed or declared effective or during the additional period the prospectus is unavailable; and

•	on the common stock that has been converted, at an annual rate equal to 0.25% for the first 90-day period after the occurrence of such event and 0.5% thereafter of an amount equal to $1,000 divided by the conversion rate in effect during such periods.

     A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

•	be named as a selling securityholder in the related prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

     Under the registration rights agreement we will:

•	pay all expenses of the shelf registration statement other than selling expenses of the holders and certain legal expenses of the holders;

•	provide each registered holder upon request copies of the prospectus;

•	notify holders when the shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

     The plan of distribution of the shelf registration statement will permit resales of registrable securities by selling security holders through brokers and dealers.

     We will give notice to all holders of the filing and effectiveness of the shelf registration statement by issuing a press release to Reuters Economic Services and Bloomberg Business News. We have mailed a notice and questionnaire to the holders of the registrable securities to obtain certain information regarding the holders for inclusion in this prospectus. In order to sell your registrable securities, you must complete, sign and deliver the questionnaire to us at least three business days prior to your intended distribution. In order to be named as a selling securityholder in the prospectus at the time of effectiveness of the shelf registration statement, you must complete and deliver the questionnaire to us on or prior to the tenth business day before the effectiveness of the registration statement. Upon receipt of a completed and signed questionnaire after that time, together with any other information we may reasonably request following the effectiveness, we will, within 15 business days, file any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit you to deliver your prospectus to purchasers of registrable securities, subject to our right to suspend the use of the prospectus. We will pay the predetermined liquidated damages described above to the holder if we fail to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing. If you do not complete and deliver a questionnaire or provide the other information we may request, you will not be named as a selling securityholder in the prospectus and will not be permitted to sell your registrable securities pursuant to the shelf registration statement.

     This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

Rule 144A Information Request

     We will furnish to the holders or beneficial holders of the notes or the underlying common stock and prospective purchasers, upon their request, the information required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer “restricted securities” within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of ours.

Information Concerning the Trustee

     We have appointed U.S. Bank National Association, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

     The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Governing Law

     The notes and the indenture are governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

     The following description of our securities and provisions of our certificate of incorporation and bylaws is only a summary. You should also refer to the copies of our certificates and bylaws which have been filed with the Securities and Exchange Commission.

     Our authorized capital stock consists of 130,000,000 shares of common stock, par value $0.02, 5,000,000 shares of preferred stock, par value $0.02, and 6,000,000 shares of Class A Non-Voting common stock, no par value.

Common Stock

     As of June 30, 2004, we had outstanding 45,333,810 shares of our common stock and, as of June 30, 2004, there were approximately 184 holders of our common stock.

     Holders of common stock are entitled to one vote per share on matters which, pursuant to the Delaware General Corporation Law, require the approval of the Company’s stockholders, other than matters relating solely to another class of stock. In the event of a liquidation, dissolution or winding up of the Company, holders of the common stock (along with holders of the Class A Non-Voting Common Stock described below) are entitled to participate ratably in all distributions to such holders after payment of liabilities and satisfaction of any preferential rights of holders of Preferred Stock. Holders of common stock are not entitled to any preemptive rights. Subject to any preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of common stock are entitled to receive cash dividends ratably on a per share basis if and when such dividends are declared or paid by the Board of Directors from funds legally available for dividend payments.

     The rights, preferences and privileges of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

Preferred Stock

     As of June 30, 2004, there were no shares of preferred stock outstanding.

     The Board of Directors of the Company is authorized to provide for the issuance of Preferred Stock in one or more series and to fix the rights, preferences, privileges and limitations thereof, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption or repurchase, redemption or repurchase prices, limitations or restrictions thereon, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of any series of Preferred Stock may have an adverse effect on the rights of holders of common stock and could decrease the amount of earnings and assets available for distribution to holders of common stock. In addition, any issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company.

Class A Non-Voting Common Stock

     As of June 30, 2004, there were no shares of Class A Non-Voting Common Stock outstanding.

     Except as otherwise provided, the common stock and the Class A Non-Voting Common Stock are identical in all respects. The holders of Class A Non-Voting Common Stock have no right to vote on any matters to be voted on by the Company’s stockholders, except that in certain instances the approval of the holders of a majority of the outstanding Class A Non-Voting Common Stock, voting as a separate class, is required for any merger or consolidation of the Company with or into another entity, any sale of all or substantially all of the Company’s assets, or any recapitalization or reorganization. In the event of a liquidation, dissolution or winding up of the Company, holders of the Class A Non-Voting Common Stock (along with holders of the common stock described above) are entitled to participate ratably in all distributions to such holders after payment of liabilities and satisfaction of any preferential rights of holders of Preferred Stock. Holders of Class A Non-Voting Common Stock are not entitled to any preemptive rights.

     Subject to any preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Class A Non-Voting Common Stock are entitled to receive cash dividends ratably on a per share basis if and when such dividends are declared or paid by the Board of Directors from funds legally available thereto. However, if the dividend consists of any of the Company’s voting securities, holders of the Class A Non-Voting Common Stock, at such holder’s request, shall receive dividends of non-voting Company securities that are otherwise identical to the voting securities and convertible into or exchangeable for such voting securities on the same conversion terms as the Class A Non-Voting Common Stock. The Class A Non-Voting Common Stock may be converted into common stock at the option of the holder, subject to certain limitations, at the rate of one share of common for each share of Class A Non-Voting Common Stock.

Anti-Takeover Provisions

     On December 16, 1998, the Company’s Board of Directors declared a dividend of one right to purchase one one-thousandth of a share of our Series B Junior Participating Preferred Stock at an exercise price of $100.00, subject to adjustment. These rights are also issued with any shares of our common stock that are issued after the initial dividend distribution and before the occurrence of specified events.

     The rights may only be exercised:

•	10 days after public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of our outstanding common stock (such group or person being defined as an “acquiring person”) or such earlier date as a majority of our Board becomes aware of the existence of an acquiring person; or

•	10 days after commencement of a tender or exchange offer that would result in a person or group of affiliated or associated persons beneficially owning 20% or more of our then-outstanding shares of common stock.

     The rights are subject to redemption at the option of the Board of Directors at a price of $0.001 per right (subject to adjustment to reflect stock splits, stock dividends or similar transactions) until the occurrence of certain events. The rights expire on January 27, 2009, if not earlier upon an exchange or redemption of the rights or a consummation of a specified tender offer.

Restrictions on Holdings by Non-U.S. Citizens

     The Company’s Amended and Restated Certificate of Incorporation provides that the Company’s capital stock may not be voted by, or at the discretion of, persons who are not “Citizens of the United States” as defined in 49 U.S.C. 40102(a)(15), as now in effect or as it may hereafter from time to time be amended, unless such shares are registered on the separate stock record maintained by the Company for such purposes.

Delaware Law and Specified Certificate of Incorporation and By-Law Provisions

     Delaware takeover statute. We are governed by Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% of such corporation’s stock.

     Limitation of liability; indemnification. The Company’s certificate of incorporation contains provisions permitted under the Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving certain wrongful acts, such as the breach of a director’s duty of loyalty, acts or omissions that involve intentional misconduct or knowing violation of law, or transactions from which the director derived an improper personal benefit. Moreover, the Company’s by-laws authorize the Company to indemnify any person entitled to indemnity under the Delaware General Corporation Law to the fullest extent it permits except in connection with any proceeding initiated by such person, unless such proceeding is authorized by a majority of the Company’s directors.

     Stockholder action; special meeting of stockholders. The Company’s by-laws provide that stockholders may take action at a duly called annual or special meeting of stockholders. The Company’s by-laws further provide that special meetings of stockholders may be called by the Chairman of the Board of Directors, by a majority of the full Board of Directors, or by a committee of the Board of Directors which has been duly designated by a majority of the full Board of Directors and whose powers and authority include the power to call such meetings.

     Advance notice requirements for stockholder proposals and director nominations. The Company’s by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders must meet specified procedural requirements. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes the material U.S. federal income tax, and in the case of non-U.S. holders (as defined below) estate tax, consequences of the registration of the notes and the beneficial ownership, conversion and disposition of the notes and the common stock into which they may be converted.

     This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), Treasury regulations issued under the Code, judicial authority and administrative rulings and practice, all as of the date of this prospectus, and all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described in this prospectus. This summary addresses only the U.S. federal income tax consequences to investors that own the notes as capital assets (that is, generally, as investment assets) and not as part of a hedge, straddle, conversion, constructive sale or other risk reduction transaction for U.S. federal income tax purposes. This summary does not discuss all of the tax consequences that may be relevant to particular investor or to investors subject to special treatment under the U.S. federal income tax laws (such as insurance companies, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, financial institutions, tax-exempt organizations, retirement plans, regulated investment companies, securities dealers, certain former citizens or residents of the United States, U.S. holders (as defined below) whose functional currency is not the U.S. dollar) or persons subject to the alternative minimum tax. We will not seek a ruling from the Internal Revenue Service (referred to herein as the IRS) with respect to any matters discussed in this section, and we cannot assure you that the IRS will not challenge one or more of the tax consequences described below. When we use the term “holder” in this section, we are referring to a beneficial owner of the notes and not necessarily the record holder.

     Persons considering the purchase of the notes should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

U.S. Federal Income Tax Consequences to U.S. Holders

     The following is a general discussion of the material U.S. federal income tax consequences of the registration of the notes and the beneficial ownership, conversion and disposition of the notes and the common stock into which they may be converted by a holder that is a U.S. person (referred to herein as a “U.S. holder”). For purposes of this discussion, a U.S. person is a beneficial owner of notes that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation created or organized under the laws of the United States or any State or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all its substantial decisions, or it is a validly electing trust that was in existence on August 20, 1996 and was treated as a domestic trust on August 19, 1996.

     If an entity treated as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A holder that is a partner of a partnership purchasing the notes should consult with its own tax advisor about the U.S. federal income tax consequences of the registration of the notes and the beneficial ownership, conversion and disposition of the notes and the common stock into which they may be converted.

Registration Statement

     The filing of this registration statement will not be a taxable event to you, and you will not recognize any taxable gain or loss or any interest income as a result of this filing.

Treatment of Interest

     Interest on the notes generally will be taxable to a U.S. holder as ordinary income at the time it is paid or accrued in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes.

Treatment of Disposition of the Notes

     Upon the sale, exchange, redemption, retirement or other taxable disposition of a note, other than a conversion of the note into common stock, a U.S. holder generally will recognize gain or loss equal to the difference, if any, between the amount received on such disposition (other than amounts representing accrued and unpaid interest, which amounts will be taxable as ordinary income to the extent not previously included in gross income) and the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in the note will, in general, be its cost, increased by any accrued market discount previously included in income and reduced by any amortized bond premium. Subject to the discussion below under “—Market Discount,” gain or loss realized on the sale, exchange, redemption, retirement or other taxable disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale, exchange, redemption, retirement or other taxable disposition, the note has been held for more than one year. Net long-term capital gain recognized by a non-corporate U.S. holder generally is subject to preferential tax rates. The ability of a U.S. holder to deduct a capital loss is subject to limitations.

Treatment of Conversion of the Notes

     A U.S. holder generally will not recognize gain or loss on the conversion of note into common stock, except for any cash received instead of a fractional share of common stock, as described below. A U.S. holder’s tax basis in the common stock received upon conversion will be the same as its adjusted tax basis in the note at the time of conversion, reduced by any basis attributable to a fractional share and increased, for a cash method U.S. holder, by any accrued but unpaid interest that is required to be recognized by such U.S. holder upon conversion. For U.S. federal income tax purposes, a U.S. holder’s holding period for the common stock received on conversion generally will include its holding period for the note converted.

     Any cash received instead of a fractional share of common stock upon conversion should be treated as a payment in exchange for the fractional share of common stock. Accordingly, subject to the discussion below under “—Market Discount,” a U.S. holder will recognize capital gain or loss measured by the difference between the cash received for the fractional share and the U.S. holder’s adjusted tax basis in the fractional share.

     If we elect to pay a U.S. holder cash on conversion of the notes, such U.S. holder will be treated as having disposed of its notes in a taxable transaction that will be taxed as described above under “Treatment of Disposition of the Notes.”

Constructive Dividends

     If at any time we increase the conversion rate, either at our discretion or pursuant to the conversion rate adjustment provisions, the increase may be deemed to be the payment of a taxable dividend to U.S. holders of the notes. For example, an increase in the conversion rate in the event of distributions of our indebtedness or our assets or an increase in the event of a cash dividend would result in deemed dividend treatment to holders of the notes. It is unclear whether any such constructive dividend would be eligible for the preferential rates of U.S. federal income tax applicable to certain dividends received by noncorporate holders. It is also unclear whether a corporate holder would be entitled to claim the dividends-received deduction with respect to a constructive dividend. Holders should carefully review the conversion rate adjustment provisions and consult their tax advisors with respect to the tax consequences of any such adjustment.

     Generally, a reasonable increase in the conversion rate in the event of stock dividends or the distribution of rights to subscribe for common stock will not be a taxable dividend.

Dividends

     If, after a U.S. holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the holder’s tax basis in the common stock. Any remaining excess would be treated as capital gain. Dividends received by non-corporate U.S. holders may be eligible to be taxed at preferential tax rates and a corporate holder generally would be entitled to claim the dividends-received deduction, provided certain requirements are met.

Sale or Exchange of Common Stock

     A U.S. holder will generally recognize gain or loss on the sale or exchange of common stock. The U.S. holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The gain or loss recognized by a holder will be capital gain or loss and will be long-term capital gain or loss if the holder held the shares for more than one year.

Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to payments of interest on the notes and dividends on the common stock to non-exempt U.S. holders and to the proceeds received on the sale, exchange, redemption, retirement or other taxable disposition of a note or common stock, and such amounts may be subject to backup withholding. The backup withholding rate currently in effect is 28%. Backup withholding will not apply, however, to a U.S. holder that (i) is a corporation or falls within certain exempt categories and, when required, demonstrates this fact or (ii) furnishes a correct U.S. taxpayer identification number and makes certain other required certifications. Generally, a U.S. holder will provide such certifications on IRS Form W-9. A U.S. holder that does not furnish us or our paying agent with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, provided that the required information is furnished to the IRS.

Amortizable Bond Premium

     If a U.S. holder purchases a note for an amount in excess of its principal amount, the note will be considered to have “amortizable bond premium” equal in amount to such excess, but not including any amount attributable to the conversion features of the note. A U.S. holder may elect to amortize such premium using a constant yield method over the remaining term of the note and may offset interest income otherwise required to be included in respect of the note during the taxable year by the amortized amount of such excess for the taxable year. Any election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS. Persons considering making this election should consult their own tax advisors.

Market Discount

     If a U.S. holder purchases a note for an amount that is less than its principal amount by more than a de minimis amount, the excess of the principal amount over the U.S. holder’s purchase price will be treated as “market discount.”

     Under the market discount rules, a U.S. holder will be required to treat any gain realized on the sale, exchange, retirement or other disposition of a note (including certain nontaxable dispositions such as gifts) as ordinary income to the extent of the lesser of (i) the amount of such realized gain, or (ii) the market discount which has not previously been included in income and is treated as having accrued through the time of such disposition. Market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the note unless the U.S. holder elects to accrue market discount on a constant yield basis. Absent such an election, a U.S. holder will be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the corresponding market discount income is recognized. If a U.S. holder acquires a note at the market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income when the holder disposes of the common stock.

     If a U.S. holder elects to include market discount in income currently as it accrues, the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and regarding the deferral of interest deductions will not apply. Any election to include market discount in income currently as it accrues applies to all market discount bonds acquired by the U.S. holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS. Persons considering making this election should consult their tax advisors.

U.S. Federal Tax Consequences to Non-U.S. Holders

     The following is a general discussion of the material U.S. federal income and estate tax consequences of the beneficial ownership, conversion and disposition of the notes and the common stock into which they may be converted by a holder that is not a partnership or a U.S. person (referred to herein as a “non-U.S. holder”). For purposes of this discussion, any interest or dividend income and any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of a note or common stock will be considered “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a trade or business in the United States or (ii) in the case of a treaty resident, attributable to a permanent establishment (or in the case of an individual, to a fixed base) in the United States.

Treatment of Interest

     Subject to the discussion of backup withholding below, a non-U.S. holder will not be subject to U.S. federal income tax (or any withholding thereof) in respect of interest income on a note if each of the following requirements is satisfied:

•	The interest is not U.S. trade or business income (as defined above).

•	The non-U.S. holder provides us or our paying agent with a properly completed IRS Form W-8BEN (or successor form), or an appropriate substitute form, together with all appropriate attachments, signed under penalties of perjury, identifying the non-U.S. holder and stating, among other things, that the non-U.S. holder is not a U.S. person. If a note is held through a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, this requirement is satisfied if (i) the non-U.S. holder provides such a form to the organization or institution and (ii) the organization or institution, under penalties of perjury, certifies to us that it has received such a form from the beneficial owner or another intermediary and furnishes us or our paying agent with a copy thereof.

•	The non-U.S. holder does not actually or constructively own 10% or more of the voting power of our stock.

•	The non-U.S. holder is not a “controlled foreign corporation” (as defined for U.S. federal income tax purposes) that is actually or constructively related to us.

     If all of these conditions are not met, a 30% U.S. withholding tax will apply to interest income on the notes, unless either (i) an applicable income tax treaty reduces or eliminates such tax or (ii) the interest is U.S. trade or business income (as defined above) and, in each case, the non-U.S. holder complies with applicable certification requirements. In the case of the second exception, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to all income from the notes on a net income basis in the same manner as a U.S. holder, as described above. Additionally, non-U.S. holders that are corporations could be subject to a branch profits tax on such income. Special procedures contained in Treasury regulations may apply to partnerships, trusts and intermediaries. We urge non-U.S. holders to consult their own tax advisors for information on the impact of these withholding regulations.

Treatment of Disposition and Conversion of Notes and Common Stock

     Subject to the discussion of backup withholding below, generally, a non-U.S. holder will not be subject to U.S. federal income tax (or any withholding thereof) on any gain realized upon the sale, exchange, redemption, retirement, conversion or other disposition of a note or common stock, or with respect to the receipt of cash instead of a fractional share of common stock on conversion of a note, unless (except in the case of conversion):

•	such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption, retirement or other disposition and certain other conditions are met;

•	the gain is U.S. trade or business income; or

•	the rules of the Foreign Investment in Real Property Tax Act (“FIRPTA”) treat the gain as effectively connected with a U.S. trade or business.

     The FIRPTA rules may apply to a sale, exchange or other disposition of the notes or common stock if we are, or have been within the shorter of the five-year period preceding the transaction and the period the non-U.S. holder held the note, a U.S. real property holding corporation (“USRPHC”). In general, we would be a USRPHC if interests in U.S. real estate equal or exceed 50% of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Adjustments to Conversion Rate

     A non-U.S. holder may be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty on income attributable to an adjustment to the conversion rate of the notes that constitutes a constructive dividend as described in “U.S. Federal Income Tax Consequences to U.S. Holders—Constructive Dividends” above. It is possible that this tax would be withheld from interest, shares of common stock or proceeds subsequently paid or credited to a non-U.S. holder.

Dividends

     Dividends paid to a non-U.S. holder on common stock received on conversion of a note generally will be subject to U.S. withholding tax at a 30% rate unless such rate is reduced or eliminated under the terms of a tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status by providing us with a Form W-8BEN (or successor form) or an appropriate substitute form.

Treatment of the Notes and Common Stock for U.S. Federal Estate Tax Purposes

     A note held, or treated as held, by an individual who is a non-U.S. holder at the time of death will not be subject to U.S. federal estate tax, provided that such person does not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock and payments on such notes would not have been considered U.S. trade or business income. Common stock held, or treated as held, by an individual who is not a non-U.S. holder at the time of death will be includible in the estate of such person for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable tax treaty provides otherwise. An individual may be subject to U.S. federal estate tax and not U.S. federal income tax as a resident or may be subject to U.S. federal income tax as a resident and not be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

     In general, a non-U.S. holder will not be subject to information reporting and backup withholding with respect to payments made by us with respect to the notes or common stock if the non-U.S. holder has provided us with an IRS Form W-8BEN, described above, and we do not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives that statement described above and does not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person or the non-U.S. holder otherwise establishes an exemption.

SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement in February 2004. The notes were resold by the initial purchaser of the notes in the United States to qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

     The following table sets forth information received by us from the selling securityholders named in the table on or prior to June 30, 2004, including the names of each selling securityholder, the principal amount of notes that may be offered using this prospectus, each selling securityholder’s percentage of outstanding notes, the number of shares of common stock into which the notes are convertible and that may be offered using this prospectus, and the percentage of total common stock outstanding for each selling securityholder. Because the selling securityholders may sell none, all or a portion of the shares that they hold pursuant to this prospectus, no meaningful estimate can be given as to the amount of shares that will be held by the selling securityholders after completion of this offering. Percentages are based on the number of shares outstanding on June 30, 2004.

     Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Except as otherwise indicated above, to our knowledge, the persons and entities named in the selling securityholder table have sole voting and sole investment power with respect to all securities which they beneficially own. Figures representing shares owned after the offering assume that all shares offered will be sold. None of the selling securityholders have held any principal position, office or had any other material relationship within the past three years with us or our affiliates. The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individuals are our “affiliates.”

	Principal
	Amount of
	Notes		Number of Shares
	Beneficially	Percentage	of Common Stock	Percentage of
	Owned That	of Notes	That May Be	Common Stock
Name:	May Be Sold	Outstanding	Sold(1)	Outstanding(2)

Akanthos Arbitrage Master Fund, L.P.	$2,000,000	1.60%	180,538.00	*
Argent Convertible Arbitrage Fund (Bermuda) Ltd.	11,270,000	9.02	1,017,331.60	2.19%
Argent Classic Convertible Arbitrage Fund L.P.	3,060,000	2.45	276,223.14	*
Argent Classic Convertible Arbitrage Fund II, L.P.	520,000	0.42	49,939.88	*
Barclays Global Investors Diversified Alpha Plus Funds	243,000	0.19	21,935.37	*
Calamos® Market Neutral Fund — Calamos® Investment Trust	7,460,000	5.97	673,406.74	1.46%
Cheyne Fund LP	3,190,000	2.55	287,958.11	*
Cheyne Leveraged Fund LP	2,310,000	1.85	208,521.39	*
CNH CA Master Account, L.P.	250,000	0.20	22,567.25	*
Consulting Group Capital Markets	460,000	0.37	41,523.74	*

	Principal
	Amount of
	Notes		Number of Shares
	Beneficially	Percentage	of Common Stock	Percentage of
	Owned That	of Notes	That May Be	Common Stock
Name:	May Be Sold	Outstanding	Sold(1)	Outstanding(2)

DB Equity Opportunities Master Portfolio LTD	400,000	0.32	36,107.60	*
DBAG London	12,000,000	9.60	1,083,228.00	2.33%
D.E. Shaw Valence Portfolio, LLC	1,275,000	1.02	115,092.98	*
D.E. Shaw Investment Group, LLC	225,000	0.18	20,310.53	*
DKR SoundShore Oasis Holding Fund Ltd.	10,500,000	8.40	947,824.50	2.05%
DKR SoundShore Strategic Holding Fund Ltd.	5,826,000	4.66	525,907.19	1.15%
Harbert Convertible Arbitrage Master Fund, Ltd.	5,500,000	4.40	496,479.50	1.08%
Harbert Convertible Arbitrage Master Fund II, Ltd.	1,500,000	1.20	135,403.50	*
Fidelity Puritan Trust: Fidelity Balanced Fund	1,000,000	0.80	90,269.00	*
KBC Convertible Mac 28 Fund Ltd	270,000	0.22	24,372.63	*
KBC Convertible Opportunities Fund	1,620,000	1.30	146,235.78	*
KBC Multistrategy Arbitrage Fund	990,000	0.79	89,366.31	*
Lexington Vantage Fund, c/o TQA Investors, LLC	14,000	0.01	1,263.77	*
LLT Limited	93,000	0.07	8,395.02	*
Melody IAM Ltd.	120,000	0.10	10,832.28	*
Newport Alternative Income Fund	396,000	0.32	35,746.52	*
Nisswa Master Fund Ltd.	2,250,000	1.80	203,105.25	*
Polaris Vega Fund LP	250,000	0.20	22,567.25	*
Putnam Lovell NBF Securities, Inc.	500,000	0.40	45,134.50	*
Pyramid Equity Strategies Fund	100,000	0.08	9,026.90	*
RBC Alternative Assets — Conv Arb	275,000	0.22	24,823.98	*
RHP Master Fund, LTD.	350,000	0.28	31,594.15	*
Silvercreek II Limited	989,000	0.79	89,276.04	*
Silvercreek Limited Partnership	1,775,000	1.42	160,227.48	*
Sphinx Fund, c/o TQA Investors, LLC	43,000	0.03	3,881.57	*
Sterling Invest Co	1,000,000	0.80	90,269.00	*
Sunrise Partners LP	250,000	0.20	22,567.25	*
TQA Master Fund, Ltd.	613,000	0.49	55,334.90	*
TQA Master Plus Fund, Ltd.	958,000	0.77	86,477.70	*
Univest Multi-Strategy — Conv Arb	175,000	0.14	15,797.08	*
Wachovia Securities International LTD	5,000,000	4.00	451,345.00	*

	Principal
	Amount of
	Notes		Number of Shares
	Beneficially	Percentage	of Common Stock	Percentage of
	Owned That	of Notes	That May Be	Common Stock
Name:	May Be Sold	Outstanding	Sold(1)	Outstanding(2)

Wachovia Bank National Association	250,000	0.20	22,567.25	*
WPG Convertible Arbitrage Overseas Master Fund	400,000	0.32	36,107.60	*
WPG MSA Convertible Arbitrage Fund	50,000	0.04	4,513.45	*
Xavex Convertible Arbitrage 7 Fund, c/o TQA Investors, LLC	180,000	0.14	16,248.42	*
Xavex Convertible Arbitrage 10 Fund	1,150,000	0.92	103,809.35	*
Zurich Institutional Benchmarks Master Fund Ltd.	273,000	0.22	24,643.44	*
Zurich Institutional Benchmarks Master Fund, Ltd., c/o TQA Investors, LLC	129,000	0.10	11,644.70	*
All other holders of notes or common stock issuable upon conversion of the notes or future transferee, pledgee, donee or successor of any of those holders(3)	35,548,000	28.43	3,208,882.40	6.60%

*	Less than 1%.

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 90.2690 shares of common stock per $1,000 principal amount of the notes. However, this conversion rate will be subject to adjustment as described under “Description of Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on 45,333,810 shares of common stock outstanding as of June 30, 2004. In calculating this amount, we treated as outstanding that number of shares of common stock issuable upon conversion of all of a particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	Information about other selling securityholders will be set forth, from time to time, in prospectus supplements or, to the extent required, in post-effective amendments. Assumes that any other holders of notes, or any future transferees, pledges, donees or their successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

     This prospectus also covers any additional shares of common stock that become issuable in connection with the Notes and underlying common stock being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the notes, or the common stock issued upon conversion of the notes, offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

     • directly by the selling securityholders and their successors, which includes their transferees, pledgees or donees or their successors; or

     • through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, notes or concessions or commissions from the selling securityholders or the purchasers of the notes or common stock.

     The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any selling securityholder that is a broker-dealer or an affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of the Securities Act, unless such selling securityholder purchased its notes in the ordinary course of business, and at the time of its purchase of the notes to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes. As a result, any profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to the prospectus delivery requirements of the Securities Act and certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Even if they are not deemed underwriters, selling securityholders may be subject to Rule 10b-5 under the Exchange Act and other statutory liabilities.

     If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

     The notes and the underlying common stock may be sold in one or more transactions at:

     • fixed prices;

     • prevailing market prices at the time of sale;

     • prices related to such prevailing market prices;

     • varying prices determined at the time of sale; or

     • negotiated prices.

     These sales may be effected in transactions:

     • on any national securities exchange or quotation service on which the notes or the underlying common stock may be listed or quoted at the time of the sale, including the NASDAQ National Market in the case of the common stock;

     • in the over-the-counter market;

     • in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

     • through the writing of options, whether such options are listed on an options exchange or otherwise through the settlement of short sales.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the notes and the underlying common stock, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

     At the time a particular offering of the securities is made, if required, a prospectus supplement will be distributed, which will set forth the names of the securityholders, the aggregate amount and type of securities being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling securityholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders.

     Our common stock is listed on the NASDAQ National Market under the symbol “ACAI.” We do not intend to apply for the listing of the notes on any securities exchange or for quotation through the NASDAQ National Market. Accordingly, we cannot assure that the notes will be liquid or that any trading for the notes will develop. See “Risk Factors—Risks Related to the Notes and Underlying Shares.”

     There can be no assurance that any selling securityholder will sell any or all of the notes and the underlying common stock pursuant to this prospectus. In addition, any notes and the underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act or another exemption from registration may be sold under Rule 144 or Rule 144A or such other exemption from registration rather than pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

     The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person to engage in market-making activities with respect to the notes and the underlying common stock.

     Any selling securityholder who is a “broker-dealer” will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling securityholder purchased its notes in the ordinary course of business, and at the time of its purchase of the notes to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes. The staff of the Securities and Exchange Commission is of a view that registered broker-dealers or affiliates of registered broker-dealers are underwriters under the Securities Act. To our knowledge, Wachovia Securities International LTD is a registered broker-dealer and DBAG London, KBC Convertible Mac 28 Fund Ltd, KBC Convertible Opportunities Fund, KBC Multistrategy Arbitrage Fund, Melody IAM, Ltd., National Putnam Lovell NBF Securities, Inc., WPG Convertible Arbitrage Overseas Master Fund Ltd., WPG MSA Convertible Arbitrage Fund, Wachovia Bank National Association and Wachovia Securities International LTD are affiliates of registered broker-dealers. Other than the performance of investment banking, advisory and other commercial services for us in the ordinary course of business from time to time by some of these broker-dealers, we do not have a material relationship with any of them and none of these broker-dealers has the right to designate or nominate a member or members of our board or directors. These securityholders purchased their notes in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market-making or stabilizing transactions involving the purchase or distribution of these securities by these securityholders. To our knowledge, none of the selling securityholders who are affiliates of broker-dealers purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreement or understanding, directly or indirectly, with any person to distribute the securities.

     We are permitted to prohibit offers and sales of securities pursuant to this prospectus under certain circumstances and subject to certain conditions for a period not to exceed 30 days in any three-month period or an aggregate of 90 days in any 12-month period (or, in certain situations related to possible acquisitions, financings or similar transactions, an aggregate of 60 days in any three-month period). During the time periods when the use of this prospectus is suspended, each selling securityholder has agreed not to sell notes or shares of common stock issuable upon conversion of the notes. We also agreed to pay liquidated damages to certain holders of the notes and shares of common stock issuable upon conversion of the notes if the prospectus is unavailable for periods in excess of those permitted.

     Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders are indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

     Certain persons participating in the offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. We make no representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the securities. For a description of these activities, see the information under the heading “Underwriting” in the applicable prospectus supplement.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

     Gibson, Dunn & Crutcher LLP, Washington, D.C., has issued an opinion with respect to the validity of the securities to be offered and sold by this prospectus. If counsel for any underwriters passes on legal matters in connection with an offering of the securities described in this prospectus, we will name that counsel in the prospectus supplement relating to that offering.

EXPERTS

     The consolidated financial statements of Atlantic Coast Airlines Holdings, Inc., as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

$125,000,000

Atlantic Coast Airlines Holdings, Inc.

6% Convertible Notes Due 2034

PROSPECTUS

July 2, 2004